FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This Fifth Amended and Restated Limited Liability Company Agreement ("Agreement") is made and entered into effective as of September 17th, 2020 (the "Effective Date"), by and among the Majority Interest holders, on behalf of the individuals and entities listed on Schedule A hereto (collectively, the "Members," and each individually a "Member"), and the Manager.

RECITALS

A. On January 10, 2013, the Certificate of Formation for American Ultimate Disc League, LLC, a Delaware limited liability company, was filed with the Delaware Secretary of State.

B. The original Member, as the sole member of the Company, executed a limited liability company agreement of the Company effective as of January 10, 2013 ("LLC Agreement").

C. The LLC Agreement was amended and restated on or about January 22, 2013, September 30, 2016, April 18, 2018, and January 1, 2019.

D. A proposal has been made to raise additional capital and to further amend and restate the LLC Agreement in order to accommodate a new voting class of Membership Interests.

E. A proposal has also been made to increase the number of the authorized Series A Common Units to accommodate the Conversion of all of the then outstanding Liquidation Amount into Series A Common Units in the event the new capital raise meets the requirements of a Qualified Equity Financing.

F. A Majority Interest of the Members have approved amendments to the LLC Agreement as last amended and restated on January 1, 2019, which amendments are incorporated into this Agreement.

NOW, THEREFORE, a Majority Interest of the Class A Members and the Manager hereby agree as follows:

AGREEMENT

ARTICLE 1

ORGANIZATIONAL MATTERS

1.1 Definitions. All capitalized terms not otherwise defined in this Agreement are defined in Article 18.

1.2 Formation. The Company is a limited liability company formed under the laws of Delaware. The rights and liabilities of the Members will be determined under the Act and this

Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

1.3 Name. The name of the Company is "American Ultimate Disc League, LLC." The business of the Company may be conducted under that name or, upon compliance with Applicable Laws, any other name that the Managers deem appropriate or advisable. The Managers will file any fictitious name certificates and similar filings, and any amendments, that the Managers consider appropriate or advisable.

1.4 Term. The term of this Company commenced on the date the Certificate of Formation was filed with the Secretary of State and continues perpetually until the Company is dissolved and its affairs wound up in accordance with this Agreement and the Act.

1.5 Office and Agent. The Company will continuously maintain an office and registered agent in the State of Delaware as required by the Act. The principal office of the Company will be determined by the Managers. The Company also may have such offices, anywhere within or outside Delaware, as the Managers may determine or the business of the Company may require. The initial registered office and agent of the Company are National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

1.6 Addresses of the Managers. The addresses of the Managers are set forth on Schedule A.

1.7 Purpose of Company. The primary purpose of the Company is to acquire, own, hold for investment, manage, exchange, transfer, dispose, operate and otherwise hold for investment the league of teams involved in the sport of Ultimate Disc commonly known as the American Ultimate Disc League, and all activities related or incidental thereto, and to engage in any lawful business for which a limited liability company may be organized under the Act. The primary purpose of the Company may be altered by the written consent of a Majority Interest.

1.8 Confidentiality. Each Interest Holder agrees not to use or disclose any information about the Company, the Company's business, past, present or future business opportunities and business plans, this Agreement, any term or condition contained in this Agreement or any amendment hereto, including, but not limited to, the names of other Interest Holders, Capital Contributions or Capital Accounts, without the prior written consent of the Manager in each instance. The foregoing does not preclude the Interest Holder from the use or disclosure of such information (i) which currently is known generally to the public or which subsequently has come into the public domain, other than by way of disclosure by any Interest Holder in violation of this Agreement, (ii) to Interest Holder's professional advisors in confidence, and (iii) as may be required for tax purposes or Applicable Law. To the extent disclosure is required by law or court order, the Interest Holder must give the Manager fourteen (14) days prior written notice of the nature of the required disclosure. Interest Holder's failure to abide by the terms of this confidentiality provision is a breach of this Agreement. The parties acknowledge that the breach would cause Company irreparable damage, the amount of which would be difficult to ascertain. Therefore, in the event of a breach, the Company, at its discretion and in addition to any remedies provided at law, may seek equitable relief without the necessity of first posting bond. The provisions of this Section will survive any transfer or

assignment of the Interest Holder's Membership or Economic Interest, whether by sale, dissociation, withdrawal, or any other means, and the dissolution, liquidation, reorganization or conversion of the Company.

ARTICLE 2

UNITS

2.1 Units Generally. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Managers shall maintain a schedule of all Members, their respective mailing addresses and the amount, type, and series of Units held by each of them (the "Schedule of Members"), and shall (without the necessity of the consent of Members) update the Schedule of Members upon the issuance, redemption, or transfer of any Units to any new or existing Member. A copy of the Schedule of Members as of the execution of this Agreement is attached hereto as Schedule A.

2.2 Authorization and Issuance of Common and Incentive Units. Subject to compliance with Section 17.12, the Company is hereby authorized to issue a class of Units designated as Common Units, which are divided into Series A Common Units, Series B Common Units, Series C Common Units, and a class of Units designated as Incentive Units. The total number of Common Units that the Company is authorized to issue is 6,534,929, which are hereby divided into 5,450,000 Series A Common Units, 150,141 Series B Common Units, 362,550 Series C Common Units, and 572,238 Incentive Units. The number of Series A Common Units, Series B Common Units, Series C Common Units, and Incentive Units held by each Member shall be set forth on the Schedule of Members.

2.3 Incentive Units.

(a) The Company is authorized to issue Incentive Units to officers, employees, consultants and other service providers of the Company or any Company subsidiary (collectively, "Service Providers"). The Managers are hereby authorized and directed to adopt a written plan pursuant to which all Incentive Units shall be granted in compliance with Rule 701 of the Securities Act or another applicable exemption (such plan as in effect from time to time, the "Incentive Plan"). In connection with the adoption of the Incentive Plan and issuance of Incentive Units, the Managers are hereby authorized to negotiate and enter into award agreements with each Service Provider to whom it grants Incentive Units (such agreements, "Award Agreements"). Each Award Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Managers, in their sole discretion, consistent with the terms herein.

(b) The Managers shall establish such vesting criteria for the Incentive Units as it determines in its discretion, and shall include such vesting criteria in the Incentive Plan and/or the applicable Award Agreement for any grant of Incentive Units. As of the date hereof, none of the issued and outstanding Incentive Units shall be deemed vested. As used in this Agreement:

(i) any Incentive Units that have not vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "Restricted Incentive Units"; and

(ii) any Incentive Units that have vested pursuant to the terms of the Incentive Plan and any associated Award Agreement are referred to as "Unrestricted Incentive Units."

(c) Immediately prior to each subsequent issuance of Incentive Units following the initial issuance described in the second sentence of Section 2.3, the Managers shall determine in good faith the Incentive Liquidation Value. In each Award Agreement that the Company enters into with a Service Provider for the issuance of new Incentive Units, the Managers shall include an appropriate Profits Interest Hurdle for such Incentive Units on the basis of the Incentive Liquidation Value immediately prior to the issuance of such Incentive Units.

(d) The Company and each Member hereby acknowledge and agree that, with respect to any Service Provider, such Service Provider's Incentive Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "Profits Interest"), and that any and all Incentive Units received by a Service Provider are received in exchange for the provision of services by the Service Provider to or for the benefit of the Company in a Service Provider capacity or in anticipation of becoming a Service Provider. The Company and each Service Provider who receives Incentive Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Service Provider who receives Incentive Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other Governmental Authority that supplements or supersedes the foregoing revenue procedures.

(e) Incentive Units shall receive the following tax treatment:

(i) The Company and each Service Provider who receives Incentive Units shall treat such Service Provider as the owner of such Incentive Units from the date of their receipt, and the Service Provider receiving such Incentive Units shall take into account his distributive share of net income, net loss, income, gain, loss, and deduction associated with the Incentive Units in computing such Service Provider's income tax liability for the entire period during which such Service Provider holds the Incentive Units.

(ii) Each Service Provider who receives Incentive Units shall make a timely and effective election under Code Section 83(b) with respect to such Incentive Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Manager, both the Company and all Members shall (A) treat such Incentive Units as outstanding for tax purposes, (B) treat such Service Provider as a member for tax purposes with respect to such Incentive Units, and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation, or otherwise) with respect to the receipt of such Incentive Units for federal income tax purposes.

(iii) In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Incentive Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Incentive Units as of the date of issuance of such Incentive

Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to transfers of Units while the safe harbor election remains effective.

2.4 Certification of Units.

(a) The Managers may, in their sole discretion, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) If the Managers elect to issue certificates representing Units, then, in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear legends substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.
>
> THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE 3

CAPITAL CONTRIBUTIONS

3.1 Capital Contributions. As of the Effective Date, each Member has contributed to the Company the Capital Contributions in the amount, and received in exchange therefor a Membership Interest in the Company, as set forth in Schedule A.

3.2 Additional Capital Contributions. No Member is required to make any additional Capital Contributions. Upon a determination by the Managers that additional Capital Contributions are necessary or appropriate for the conduct of the Company's business, including without limitation, expansion or diversification, the Managers may permit the Members to make additional Capital Contributions. In that event, the Members will have the opportunity, but not the obligation, to participate in additional Capital Contributions on a pro rata basis in accordance with their Membership Interests. Each Member will receive a Capital Account credit in the amount of any additional capital that the Member contributes to the Company, and the Member will receive an additional Membership Interest determined by the value of the additional Capital Contribution in relation to the value of the Company as a whole. The value of the Company as a whole will be determined by the Manager at the time the additional Capital Contribution is made. Immediately

following these Capital Contributions, the Managers will amend this Agreement to adjust the Membership Interests and Economic Interests to reflect the new relative proportions of the Capital Accounts of the Members and Economic Interest Owners. Regardless of any other provision in this Agreement, this amendment will not require the vote or approval of the Members.

3.3 Capital Accounts. The Company will establish an individual Capital Account for each Member and/or Economic Interest Owner. The Company will determine and maintain each Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv). If a Member or an Economic Interest Owner transfers all or a part of his, her, or its Economic Interest in accordance with this Agreement, that Member's or Economic Interest Owner's Capital Account attributable to the transferred Economic Interest will carry over to the new owner of that Economic Interest, which is required under Regulations Section 1.704-1(b)(2)(iv)(l). Any adjustments of Gross Asset Value will be reflected by corresponding adjustments to the Capital Accounts which reflect the manner in which the unrealized income, gain, loss, or deduction inherent in the property (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of the assets for their fair market values.

3.4 No Interest. No Member or Economic Interest Owner is entitled to receive any interest on a Capital Contribution.

3.5 Title to Property. Title to all Company property shall be held in the name of the Company.

3.6 Member Loans.

(a) Any Manager, Member or an Affiliate of either, may lend money to the Company with the Managers' prior written consent. The loan shall not be treated as a Capital Contribution by that Member or entitle the Member to an increase in that Member's Percentage Interest. The loan amount shall be a debt due from the Company, repayable out of the Company's assets, bear interest at the lower of the Prime Rate or the maximum rate permitted by law, and shall be on such other terms as the Manager and the Lender agree. Notwithstanding the foregoing, no Member shall be required to make any loans to the Company or guaranty the payment or performance of any Company obligation.

(b) The Members acknowledge that any Member, Manager or Affiliate of a Member or Manager who loans money to the Company pursuant to this Section 3.6 (each, a "Lender") shall have rights, the exercise of which may be in conflict with the Company's best interests. In that regard, the Members hereby authorize, agree and consent to the Lender's exercise of any of Lender's rights under any promissory note, security agreement or other loan document, even though the Lender's exercise of those rights may be detrimental to the Company or the Company's business. Further, the Members agree that any Lender's proper exercise of the rights shall not be deemed a breach of that Lender's fiduciary duties (if any) to the Company.

ARTICLE 4

MEMBERS

4.1 Limited Liability. Except as set forth in this Agreement, no Member is personally liable for any debt, obligation, or liability of the Company, whether by contract, tort, or otherwise.

4.2 Types of Membership Interests. Subject to the provisions of Section 17.12, the Company shall have three series of Common Units, designated as Series A, Series B, and Series C. Series A Membership Interests shall be allocated to the holders of Series A Common Units and shall have the right to vote on all matters requiring or providing for the vote of the Members. In addition, holders of Series A Common Units have co-sale rights and non-competition restrictions, as more particularly set forth below. Series B Membership Interest shall be allocated to the holders of Series B Common Units and have no voting rights. Series C Membership Interest shall be allocated to holders of Series C Common Units and shall have the right to vote on all matters requiring or providing for the voting of the Members. Incentive Membership Interest shall be allocated to the holders of Incentive Units and shall be subject to a Profits Interest Hurdle with respect to Distributions. Incentive Units shall have the right to vote on all matters requiring or providing for the vote of the Members.

4.3 Voting Rights. Holders of Series A Common Units, Series C Common Units, and Incentive Units shall have the right to vote on all matters requiring or providing for the vote of the Members. All provisions of this Agreement referring to the vote of the Members shall mean and refer solely to the vote of the holders of Series A Common Units, Series C Common Units, and Incentive Units, voting as a single class in proportion to their respective Voting Percentage Interest.

4.4 Admission of Additional Members. Subject to Section 4.5, the Managers may, from time to time, admit additional Members, subject to the following:

(a) A Majority Interest consent to the admission after the Managers give all then existing Members written notice of the intent to admit additional Members and the amount of Capital Contributions to be contributed by them;

(b) The then existing Members will have the opportunity, but not the obligation, to participate in additional Capital Contributions being sought from additional Members on a pro rata basis in accordance with their Membership Interests; and

(c) The additional Member makes a Capital Contribution that the Managers determine is appropriate based upon the needs of the Company, the net value of the Company's assets, the Company's financial condition, and the benefits anticipated to be realized by the additional Member.

Notwithstanding the foregoing, substitute Members may only be admitted in accordance with Article 8. The Managers will amend this Agreement to reflect the admission of additional Members or contributions by existing Members under this Section and that amendment will not require the further vote or approval of the Members.

4.5 Approved Offering. Notwithstanding the provisions of Section 4.4, the Managers are hereby authorized to issue (a) an additional 450,000 Series A Common Units to accommodate the possible Conversion of the Debentures in the event of a Qualified Equity Financing, and to admit as Series A Members those Person who purchased the Debentures; and (b) up to 362,550 Series C Common Units in a public offering meeting the requirements of Section 4(a)(6) of the Securities Act and Regulation CF promulgated thereunder (the "Offering"), and to admit as Series C Members those Persons who purchase Series C Common Units in the Offering. The Managers will amend this Agreement to reflect the admission of new Series A Members, and Series C Members under this Section, and that amendment will not require the further vote or approval of

the Members.

4.6 Withdrawals. No Member may resign as a Member or withdraw from the Company, other than in the case of a transfer pursuant to Section 8.5, without the consent of the Managers. In the event of Member's resignation or withdrawal, with or without consent, such Member's Membership Interest will be subject to the optional purchase rights as provided in Section 11.2.

4.7 Purchase or Modification of Membership Interest. Upon (i) the attempted transfer, alienation, or encumbrance of all or a portion of a Member's Membership Interest in violation of this Agreement, (ii) the occurrence of Dissociation Event, or (iii) the resignation or withdrawal of a Member, the Membership Interest of such Member may be purchased by the Company or other Members as provided herein or transferred in accordance with Section 8.5, or, if not so purchased or transferred, such Membership Interest will become an Economic Interest and the balance of the rights associated with the Membership Interest (including, without limitation, the right of the Member to vote or participate in the management of the business, property and affairs of the Company) may, in the sole discretion of the Managers, be purchased by the Company pursuant to Section 8.8.

4.8 Transactions with the Company. Subject to any limitations in this Agreement and with the prior approval of the Managers after full disclosure of the Member's involvement, a Member may engage in any transaction (including, without limitation, the purchase, sale, lease or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation or other terms of employment) with the Company. Subject to other Applicable Law, that Member has the same rights and obligations as a Person who is not a Member.

4.9 Remuneration to Members. Except as otherwise authorized in this Agreement, no Member is entitled to remuneration for acting in the Company business, subject to the entitlement of Members winding up the affairs of the Company to reasonable compensation under Section 14.3. Notwithstanding the prior sentence and subject to Section 4.8, the Company may pay the Members reasonable remuneration for services rendered to the Company to the extent that the Members are not required to render those services without charge.

4.10 Members Are Not Agents. The management of the Company is vested in the Managers. No Member, acting solely in the capacity of a Member, is an agent of the Company, nor can any Member in such capacity bind or execute any instrument on behalf of the Company. This Section supersedes any authority granted to the Members to act as an agent of the Company for the purpose of its business and affairs as provided under the Act. Any Member who takes any action or binds the Company in violation of this Section will be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify the Company with respect to the loss or expense.

4.11 Voting Rights. Members holding Series B Common Units have no voting rights with respect to such Series B Common Units. Members holding Series A Common Units, Series C Common Units, or Incentive Units have only those voting, approval, and/or consent rights expressly provided for in this Agreement or the Certificate of Formation. Series A Members, Series C Members, or Incentive Members who are not the subject of a Dissociation Event or who have not assigned their Membership Interests have the right to approve or disapprove matters as

specifically stated in this Agreement, including (a) those matters specified in Section 5.5, (b) those matters expressly identified in this Agreement as requiring or allowing for the vote of Members, (c) those matters as the Managers may elect to submit to the vote of the Members. The Managers are not obligated to submit any matter to the vote of the Members except as otherwise expressly provided in this Agreement. Unless otherwise provided in this Agreement, any transaction requiring the vote, consent, or approval of the Members requires the affirmative vote or written consent of a Majority Interest.

4.12 Vote By Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

4.13 Meetings of Members. No annual or regular meetings of Members are required. A meeting of the Members may be called at any time by a Manager or by at least a Majority Interest. Meetings of Members shall be held at the Company's principal place of business or at any other place designated by the Person or Persons calling the meeting. Not less than ten (10) nor more than sixty (60) days before each meeting, the Person or Persons calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice may waive notice, either before or after the meeting, by executing a waiver of such notice, or by appearing at and participating, in person or by proxy in the meeting. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of a Majority Interest constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by the Member's duly authorized agent. Except as otherwise provided in this Agreement, the affirmative vote of Members holding a majority of the aggregate outstanding Series A Units, Series C Units, and Incentive Units present at the meeting in person and by proxy shall be required to approve any matter coming before the Members. In lieu of holding a meeting, the Members may take action by written consents (including by Electronic Transmission) specifying the action to be taken, which consents must be executed and delivered to the Company by not less than a Majority Interest or such higher proportion as required in this Agreement. Any such approved action shall be effective on the date such consent is executed and delivered or as otherwise provided in any such consent. All such consents shall be circulated to all Members and the Company shall give prompt notice no later than ten (10) days after the effective date to all Members of any action approved by less than unanimous consent.

4.14 Competing Activities. The Members and their Affiliates may engage or invest in any business activity of any type or description, including without limitations those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; provided, however, that no such activity or investment shall be directly related to professional or semi-professional leagues or teams for the sport of Ultimate. Any permitted activity may be engaged in independently or with others. Neither the Company nor any other Member has any right in or to these other permitted ventures or activities, or to the income or proceeds. The Members are not obligated to present any permitted investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members have the right to hold any permitted investment opportunity or prospective economic advantage for their own account or

to recommend the opportunity to Persons other than the Company. The Members acknowledge that the other Members and their Affiliates own or manage other permitted businesses, including businesses that may compete with the Company. Each Member waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of those permitted activities.

4.15 Percentage Interests. As of the date hereof, the Percentage Interests of the Members are set forth on Schedule A; provided, however, the Percentage Interests of the Members may be modified from time to time upon the receipt or withdrawal of capital, the issuance or redemption of Membership Interests and/or Units, or on such other events provided for in this Agreement.

ARTICLE 5

MANAGEMENT AND CONTROL OF THE COMPANY

5.1 Management of the Company by Managers.

(a) Exclusive Management by Managers. The business, property and affairs of the Company will be managed exclusively by the Managers. Except for situations in which the approval of the Members is expressly required by the Act, the Certificate of Formation or this Agreement, the Managers have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs.

(b) Agency Authority of Managers. Subject to Section 5.5, each Manager, acting alone, is authorized to (i) endorse checks, drafts, and other evidence of indebtedness made payable to the Company, but only for the purpose of deposit into the Company's accounts, (ii) sign all checks, drafts, and other instruments obligating the Company to pay money, and (iii) sign all contracts, obligations, or any other instrument or document on behalf of the Company. Notwithstanding anything to the contrary, the Managers may, subject to any limitations that the Managers deem necessary or appropriate, authorize one or more agents of the Company, who may or may not be employees or Members of the Company, to (i) endorse checks, drafts, and other evidence of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts, and (ii) sign checks, drafts, and other instruments obligating the Company to pay money.

(c) Meetings of Managers. Meetings of Managers are not required.

5.2 Election of Managers.

(a) Number, Term, and Qualifications. The Company initially has three (3) Managers, namely Robert Lloyd, Karen E. Steadman and Steven K. Hall. The number of Managers of the Company will be fixed by the affirmative vote or written consent of a Majority Interest. If the number of Managers changes, the Managers will amend the Certificate of Formation to update such information. At no time will there be less than one Manager. Unless a Manager resigns or is removed, each Manager will hold office until a successor is elected and qualified. Successor Managers will be elected by the affirmative vote or written consent of a Majority Interest. A Manager need not be a Member, an individual, a resident of Delaware, or a

citizen of the United States.

(b) Resignation. Any Manager may resign at any time by giving written notice to the Members and any remaining Manager(s). Any resignation will be without prejudice to the rights, if any, of the Company under any contract to which the resigning Manager is a party. The resignation of any Manager takes effect upon receipt of that notice or later as specified in the notice; and, unless otherwise specified in the notice, acceptance of the resignation is not necessary to make it effective. The resignation of a Manager who is also a Member will not affect the Manager's rights as a Member and will not constitute a resignation or withdrawal as a Member.

(c) Removal. A Majority Interest (including the Series A Percentage Interest and Series C Percentage Interest of the Manager in his, her or its capacity as a Member) may remove a Manager by giving the Manager to be removed written notice of removal. Notice of removal must be served on the Manager either by certified or registered mail, return receipt requested, or by personal service, and must set forth the effective date of the removal. Any removal will be without prejudice to the rights, if any, of the Manager under any employment contract or other agreement and, if the Manager is also a Member, will not affect the Manager's rights as a Member or constitute a resignation or withdrawal as a Member.

(d) Vacancies. Any vacancy occurring for any reason in the position of Managers may be filled by the affirmative vote or written consent of a Majority Interest.

5.3 Powers of Managers. Without limiting the generality of Section 5.1, but subject to Section 5.5 and to the express limitations set forth elsewhere in this Agreement, the Managers have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company and to make all decisions affecting the business and affairs, including, without limitation, the power to exercise on behalf of the Company all powers described in the Act, including without limitation, the power to:

(a) Acquire, purchase, renovate, improve, alter, rebuild, demolish, replace, and own property or assets that the Managers determine is necessary or appropriate or in the interest of the business of the Company, and to acquire options for the purchase of any property;

(b) Sell, exchange, lease, or otherwise dispose of all or any interest in the property and assets owned by the Company;

(c) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(d) Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company, or submit any or all claims or liabilities to arbitration;

(e) Make contracts and guarantees, incur liabilities, act as surety, and borrow money;

(f) Issue notes, bonds, and other obligations and secure any of them by mortgage or deed of trust or security interest of any or all of the Company's assets;

(g) Retain legal counsel, auditors, and other professionals in connection with the Company's business and to pay them remuneration as the Managers may determine;

(h) Care for and distribute funds to the Members by way of cash flow, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

(i) Employ Persons to render services to the Company, at the expense of the Company, on terms as the Managers may determine, but subject to any limitations in this Agreement;

(j) Pay or cause to be paid all expenses, fees, charges, taxes, and liabilities incurred or arising in connection with the Company, or in connection with the management, including without limitation, expenses and charges for the services of the Company's employees, accountants, attorneys, and other agents or independent contractors, and other expenses and charges as the Managers deem necessary or advisable to incur; and

(k) Make elections for federal, state and local tax purposes, including, without limitation, any election permitted by Applicable Law to:

(i) adjust the basis of the Company property pursuant to Code Sections 754, 734(b), or 743(b), or comparable provisions of state or local law in connection with the transfer of Membership Interests, provided that the Managers will cause the Company to make the election under Section 754 of the Code upon the request of any Member holding a Percentage Interest of 20% or more; and

(ii) extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state or local tax returns.

The expression of any power or authority of the Managers in this Agreement does not in any way limit or exclude any other power or authority which is not specifically or expressly set forth in this Agreement. If there is more than one Manager, the rights and powers of the Managers will be exercised by the Managers as they may agree, including, without limitation, by delegating responsibility for conduct of Company business or any portion to any one or more of the Managers. Any delegation of responsibility or authority to one or more Managers may be revoked at any time by the remaining Managers. In the absence of any agreement, no Manager may exercise any rights and powers without the consent of a majority (in number) of the Managers. Furthermore, any provision in this Agreement requiring the consent of the Managers means the consent of a majority (in number) of the Managers unless otherwise expressly stated.

5.4 Officers.

(a) Appointment of Officers. The Managers may appoint officers at any time. The officers of the Company, if deemed necessary by the Managers, may include a president and chief executive officer, vice president, secretary, and chief financial officer. The officers will serve at the pleasure of the Managers, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of Delaware or a citizen of the United States. The officers shall exercise such powers and perform such duties as specified in this Agreement and as determined from time to time by the Managers.

(b) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Managers at any time.

Any officer may resign at any time by giving written notice to the Managers. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the same manner as regular appointments to that office.

(c) Salaries of Officers. The salaries of all officers and agents of the Company will be fixed by the Managers.

(d) Duties and Powers of the President. The president will be the chief executive officer of the Company, and will, subject to the control of the Managers, have general and active management of the business of the Company and will see that all orders and resolutions of the Members and Managers are carried into effect. The president will have the general powers and duties of management usually vested in the office of president of a corporation, and such other powers and duties as may be prescribed by the Managers or this Agreement. Steven K. Hall is the president and chief executive officer of the Company.

(e) Duties and Powers of Vice President. The vice-president, or if there is more than one, the vice-presidents in the order determined by the Managers, will, in the absence or disability of the president, perform the duties and exercise the powers of the president and perform such other duties and have such other powers as the Managers prescribes.

(f) Duties and Powers of Chief Financial Officer. The chief financial officer, if any, will keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, Membership Interests and Economic Interests. The books of account will at all reasonable times be open to inspection by the Managers.

The chief financial officer will have the custody of the funds and securities of the Company, and will keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and will deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers.

The chief financial officer will disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, and will render to the president and the Managers, an account of all his transactions as treasurer and of the financial condition of the Company.

The chief financial officer will perform other duties and will have other responsibility and authority as may be prescribed by the Managers. The chief financial officer will have the general duties, powers and responsibility of a chief financial officer of a corporation, and will be the chief financial and accounting officer of the Company.

(g) Acts of Officers as Conclusive Evidence of Authority. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the

Company and any other Person, when signed by the president or any vice president and the chief financial officer of the Company, is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

5.5 Limitations on Power of Managers. Notwithstanding any other provisions of this Agreement, the Managers or officers have no authority to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of a Majority Interest:

(a) The merger of the Company with another limited liability company, limited partnership, general partnership or other Person; provided, however,

(i) in no event will a Member be required to become a general partner in a merger with a limited partnership without his, her, or its express consent or unless the agreement of merger provides each Member with dissenter's rights described in the Act, and

(ii) in a merger of the Company with a general partnership, if the Members become personally liable for any obligations as a result of the merger, the principal terms of the agreement of merger must be approved by all of the Members unless the agreement of merger provides that all Members will have dissenter's rights provided in the Act;

(b) Entering into any amendment of the Certificate of Formation or this Agreement;

(c) The establishment of different classes of Members;

(d) An alteration of the primary purpose or business of the Company as set forth in Section 1.7;

(e) Admitting any new or substitute Members other than as permitted under Section 8.5 or through the Offering;

(f) The sale of all or substantially all of the property and assets owned by the Company in a single or series of transactions;

(g) Any borrowing undertaken in the Company's name other than Member loans made in accordance with Section 3.6;

(h) The dissolution of the Company;

(i) Other than Member loans made in accordance with Section 3.6, transactions between the Company and one or more of the Managers or Members or one or more of any Manager's or Member's Affiliates, or transactions in which one or more Managers or Members, or one or more of any Manager's or Member's Affiliates, has a material financial interest;

(j) The confession of a judgment against the Company;

(k) Guarantee the payment of money or the performance of any contract or obligation of any Person;

(l) The filing of a Bankruptcy petition on behalf of the Company; or

(m) Any other decision or action requiring the consent or approval of a Majority Interest under this Agreement.

Notwithstanding the foregoing, the Company shall not engage in any transaction described in this Section 5.5 which would result in any Member being treated adversely and in a manner different from other Members without the approval of such adversely treated Member.

5.6 Members Have No Managerial Authority. The Members have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Certificate of Formation and except as expressly required by the Act. Unless expressly and duly authorized in writing to do so by the Managers, no Member has any power or authority to bind or act on behalf of the Company in any way, to pledge the Company's credit, or to render it liable for any purpose.

5.7 Performance of Duties; Liability of Managers. A Manager is not liable to the Company or to any Member for any loss or damage sustained by the Company or any Member. The Company shall indemnify each Manager for any act performed by the Manager within the scope of authority conferred on the Manager by this Agreement, unless the loss or damage was the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

5.8 Devotion of Time. The Managers are not obligated to devote all of their time or business efforts to the affairs of the Company. The Managers will devote whatever time, effort, and skill as they deem appropriate for the operation of the Company.

5.9 Competing Activities. The Managers and their Affiliates may engage or invest in any business activity of any type or description, including without limitations those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company; provided, however, that no such activity or investment shall pertain to the sport of Ultimate. Any permitted activity may be engaged in independently or with others. Neither the Company nor any Member has any right in or to these other ventures or activities, or to the income or proceeds. The Managers are not obligated to present any permitted investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Managers have the right to hold any permitted investment opportunity or prospective economic advantage for their own account or to recommend the opportunity to Persons other than the Company. The Members acknowledge that the Managers and their Affiliates own or manage other permitted businesses, including businesses that may compete with the Company and for the Managers' time. The Members waive any and all rights and claims which they may otherwise have against the Managers and their Affiliates as a result of those permitted activities.

5.10 Payments to Managers. Except as otherwise authorized in this Section, neither the Managers nor their Affiliates are entitled to remuneration for services rendered or goods provided to the Company. The Managers and their Affiliates will receive only the following payments:

(a) Services Performed by Managers or Affiliates. The Company will pay a Manager and his, her or its Affiliates for services rendered or goods provided to the Company to the extent that the Manager is not required to render the services or goods without charge to the

Company, and to the extent that the fees paid to the Manager or Affiliates do not exceed the fees that would be payable to an independent responsible third party that is willing to perform the services or provide those goods.

(b) Expenses. The Company will reimburse the Managers and their Affiliates for the actual cost of goods and materials used for or by the Company.

5.11 Limited Liability of Managers. No Manager will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager of the Company.

5.12 Liability for Performance of Duties; Duty of Care.

(a) The Managers shall perform their managerial duties in good faith, in a manner that they reasonably believe to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in the same position would exercise in similar circumstances. A Manager who so performs the duties of Manager shall not incur any liability or monetary damages to the Company or to any Member by reason of being or having been a Manager of the Company for any loss or damage sustained by the Company or any Member. The Company shall indemnify, defend, and hold the Managers, and each of them, harmless from and against any and all losses, costs, damages, and expenses arising from any act performed by the Manager within the scope of authority conferred on the Managers by this Agreement, unless the loss or damage was the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager.

(b) In performing his duties, the Managers are entitled to rely upon information, reports, opinions, or statements made by or received from the following Persons or groups, unless the Manager is in the possession of information regarding the matter in question sufficient to render such reliance unwarranted and provided that the Manager act in good faith and after a reasonable inquiry when the need therefore is indicated by the circumstances:

(i) Any officer, employee, or other agent of the Company whom the Manager reasonably believe to be trustworthy and competent regarding the matters presented; or

(ii) Any attorney, independent accountant, or other professional with regard to matters which the Manager reasonably believe to be within such person's area of expertise or competence.

5.13 Duty of Loyalty. Subject to the provisions of Section 5.15, Manager owes the same duty of loyalty to the Company and the Members that a partner owes to the partnership and the partners of the partnership. Notwithstanding the foregoing, a Manager may engage in a specific transaction or act that would otherwise violate the duty of loyalty if a Majority Interest authorizes or ratifies such act or transaction after full disclosure to all Members of all material facts related to such act or transaction.

5.14 Continuing Fiduciary Duties. The Managers, and each of them, agree to safeguard the trade secrets and other confidential or proprietary information of the Company, and will not usurp such information or use it to the prejudice of the Company even after he or she no longer serves as a Manager for any reason. The Managers further agree to execute a confidentiality

agreement or any other documents that the Company deems necessary or appropriate to document such Manager's agreement.

5.15 Transactions between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest, the Managers may, and may cause their Affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement, and so long as the terms and conditions of the transaction on an overall basis are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length.

A transaction between a Manager or his, her, or its Affiliates, on the one hand, and the Company, on the other hand, is conclusively a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a Majority Interest having no interest in the transaction (other than their interest as Members) affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager has no obligation, in connection with any transaction between the Company and the Manager or an Affiliate of the Manager, to seek the consent of the Members having no interest in the transaction.

5.16 Payments to Manager. Except as otherwise authorized in this Section or this Agreement, neither the Managers nor their Affiliates are entitled to remuneration for services rendered or goods provided to the Company. The Manager and their Affiliates will receive only the following payments:

(a) Services Performed by Manager or Affiliates. The Company will pay a Manager and his, her or its Affiliates for services rendered or goods provided to the Company to the extent that the Manager is not required to render the services or goods without charge to the Company, and to the extent that the fees paid to the Manager or Affiliates do not exceed the fees that would be payable to an independent responsible third party that is willing to perform the services or provide those goods.

(b) Expenses. The Company will reimburse the Manager and their Affiliates for the actual cost of goods and materials used for or by the Company. A Manager who incurs expenses for professional services required in connection with the formation of the Company and preparation of appropriate documentation shall be reimbursed for such expenses.

5.17 Limitation on Exposing Members to Personal Liability. Neither the Company nor the Manager nor any Member may take any action which will have the effect of exposing any Member of the Company to personal liability for the obligations of the Company, without first obtaining the consent of the affected Member.

5.18 Limited Liability of Manager. No Manager will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager of the Company.

5.19 Membership Interests of Manager. A Manager who holds a Membership Interest shall be entitled to all of the rights and privileges of a Member who is not a Manager, including, without limitation, the economic, voting, information, and inspection rights, unless otherwise provided in this Agreement.

5.20 Standard of Fiduciary Duty. Each Member recognizes that the statement of the fiduciary duties of the Managers as set forth in this Agreement are limited to those specifically herein set forth, and that such limitation may create a more restricted interpretation of the scope of such duties than would otherwise be applicable under Delaware law. Nevertheless, in order to reduce possible ambiguities and to eliminate potential litigation or other disputes arising out of such ambiguities, the Members consent to the more restricted definition of fiduciary duties set forth in this Agreement.

ARTICLE 6

ALLOCATIONS OF NET PROFITS AND NET LOSSES

6.1 Allocations of Net Profits and Net Losses.

(a) Allocations of Net Profits. After giving effect to the special allocations set forth in Section 6.2, Net Profits for each Fiscal Year shall be allocated to the Members or Economic Interest Owners in the following order and priority:

(i) First, to the extent of and in proportion to any Net Losses previously allocated to the Members or Economic Interest Owners, until the cumulative amount of Net Profits allocated to each Member or Economic Interest Owner under this Section 6.1(a)(i) equals the cumulative amount of Net Losses allocated to each Member or Economic Interest Owner under Section 6.1(c) and then Section 6.1(b)(ii).

(ii) Thereafter, pro rata, in accordance with the Percentage Interests of each Member or Economic Interest Owner.

(b) Allocations of Net Losses. After giving effect to the special allocations set forth in Section 6.2, Net Losses for each Fiscal Year shall be allocated to the Members and Economic Interest Owners in the following order and priority:

(i) First, to the extent of and in proportion to any Net Profits previously allocated to the Members or Economic Interest Owners until the cumulative amount of Net Losses allocated under this Section 6.1(b)(i) equals the cumulative amount of Net Profits allocated to such Member or Economic Interest Owner under Section 6.1(a)(ii); and

(ii) Thereafter, pro rata in accordance with Percentage Interests of the Members and Economic Interest Owners.

(c) Loss Limitation. Notwithstanding Section 6.1(b), loss allocations to a Member or Economic Interest Owner shall be made only to the extent that such loss allocations will not create or increase an Adjusted Capital Account Deficit for that Member or Economic Interest Owner. Any loss not allocated to a Member or Economic Interest Owner because of the foregoing provision shall be allocated to the other Members and Economic Interest Owners (to the extent the other Members and Economic Interest Owners are not limited in respect of the allocation

of losses under this Section). Any loss reallocated under this Section shall be taken into account in computing subsequent allocations of income and losses pursuant to this Article, so that the net amount of any item so allocated and the income and losses allocated to each Member or Economic Interest Owner pursuant to this Article, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member or Economic Interest Owner pursuant to this Article if no reallocation of losses had occurred under this Section.

6.2 Special Allocations.

(a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f) , if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member and Economic Interest Owner will be specially allocated items of Company income and gain for the Fiscal Year (and, if necessary, in subsequent Fiscal Years) in an amount equal to the portion of the Member's or Economic Interest Owner's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which share of net decrease will be determined in accordance with Regulations Section 1.704-2(g)(2). Allocations will be made in proportion to the amounts required to be allocated to each Member and Economic Interest Owner under this Section. The items to be so allocated will be determined in accordance with Regulations Section 1.704-2(f) and 1.704-2(j). This Section is intended to comply with the minimum gain chargeback requirement contained in Regulations Section 1.704-2(f) and should be interpreted consistently.

(b) Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt. Notwithstanding Section 6.1 of this Agreement, if there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member and Economic Interest Owner who has a share of the Company Minimum Gain attributable to that Member Nonrecourse Debt (which share will be determined in accordance with Regulations Section 1.704-2(i)(5)) will be specially allocated items of Company income and gain for that Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that portion of the Member or Economic Interest Owner's share of the net decrease in Company Minimum Gain attributable to the Member Nonrecourse Debt that is allocable to the disposition of Company property subject to the Member Nonrecourse Debt (which share of the net decrease will be determined in accordance with Regulations Section 1.704-2(i)(4)). Allocations under this Section will be in proportion to the amounts required to be allocated to each Member and Economic Interest Owner under this Section. The items to be so allocated will be determined in accordance with Regulations Section 1.704-2(i)(4) and 1.704-2(j). This Section is intended to comply with the Minimum Gain Chargeback requirement in Regulations Section 1.704-2(i)(4) and should be interpreted consistently.

(c) Nonrecourse Deductions. Notwithstanding Section 6.1, any Nonrecourse Deductions (as defined in Regulations Section 1.704-2(b)(1)) will be specially allocated to the Members and Economic Interest Owners in proportion to their Economic Interests.

(d) Member Nonrecourse Deductions. Notwithstanding Section 6.1, Member Nonrecourse Deductions will be specially allocated to the Member or Economic Interest Owner with the economic risk of loss for the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable under Regulation Section 1.704-2(i).

(e) Qualified Income Offset. Notwithstanding Section 6.1, if a Member or

Economic Interest Owner unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in a Member's or Economic Interest Owner's Capital Account in excess of the Member's or Economic Interest Owner's share of Company Minimum Gain, items of Company income and gain will be specially allocated to that Member or Economic Interest Owner in an amount and manner sufficient to eliminate the excess deficit balance as quickly as possible. Any special allocations of items of income and gain under this Section will be taken into account in computing subsequent allocations of income and gain under this Article so that the net amount of any item so allocated and the income, gain, and losses allocated to each Member and Economic Interest Owner under this Article to the extent possible, equals the net amount that would have been allocated to each Member and Economic Interest Owner under this Section if the unexpected adjustments, allocations, or distributions had not occurred.

(f) Gross Income Allocation. If any Member or Economic Interest Owner has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Member or Economic Interest Owner is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member or Economic Interest Owner is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 6.2(f) shall be made only if and to the extent that a Member or Economic Interest Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 6.2 have been tentatively made as if Section 6.2(e) and this Section 6.2(f) were not in this Agreement.

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Economic Interest Owner in complete liquidation of his, her or its interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members or Economic Interest Owner in accordance with their interests in the Company in the event Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member or Economic Interest Owner to whom such distribution was made in the event Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

6.3 Tax Allocations.

(a) General Tax Allocations. Except as otherwise provided in this Agreement, to the extent possible every item of Company income, gain, loss, deduction, or credit will be allocated for income tax purposes to each Member and Economic Interest Owner in accordance with the allocation of Net Profits and Net Losses for book accounting purposes.

(b) Contributed Property. In accordance with Code Section 704(c) and the Regulations, income, gain, loss and deduction from any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members and Economic Interest Owners so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event the Gross Asset Value of any Company asset is adjusted, subsequent allocations of income, gain, loss and deduction with respect to that asset will take into account any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations.

The Managers will make any elections or other decisions relating to tax allocations in a manner that reasonably reflects the intention of this Agreement. Allocations under this Section 6.3(b) are solely for federal, state, and local taxes and will not affect, or be taken into account in computing, any Person's Capital Account or share of Net Profits, Net Losses, other items or distributions under this Agreement.

6.4 Allocation of Net Profits and Losses and Distributions in Respect of a Transferred Interest. If any Economic Interest is transferred, or is increased or decreased by reason of the admission of a new Member or otherwise, during any Fiscal Year of the Company, each item of income, gain, loss, deduction, or credit of the Company for that Fiscal Year will be assigned pro rata to each day in the particular period to which the item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any day will be allocated to the Member or Economic Interest Owner based upon his, her or its respective Economic Interest at the close of that day. However, for accounting convenience and simplicity, the Company will treat a transfer of, or an increase or decrease in, an Economic Interest which occurs at any time during a calendar month as having been consummated on the last day of that month, regardless of when during the month it actually occurs. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company will be allocated solely to the parties owning Economic Interests as of the date the sale or other disposition occurs.

6.5 Intent of Allocations. Notwithstanding any other provision of this Agreement, the tax allocation provisions of this Agreement are intended to produce final Capital Account balances of the Members and Economic Interest Owners that will be equal to (in the same order and priority) liquidating distributions distributed under Section 7.1. To the extent that the tax allocation provisions of this Agreement would not produce such final Capital Account balances, (1) such provisions shall be amended by the Members if and to the extent necessary to produce such result and (2) taxable income or taxable loss of the Company for prior open years (or items of gross income and deduction of the Company) shall be reallocated among the Members and Economic Interest Owners to the extent it is not possible to achieve such result with allocations of income (including gross income) and deduction for the current year and future years. This Section shall control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or items thereof by the Internal Revenue Service or any other tax authority.

6.6 Obligations of Members to Report Allocations. The Members are aware of the income tax consequences of the allocations made by this Article and are bound by the provisions of this Article in reporting their shares of Company income and loss for income tax purposes.

ARTICLE 7

DISTRIBUTIONS

7.1 Distribution of Cash by the Company. Subject to Applicable Law and any limitations in this Agreement, the Managers may, from time to time, at their sole discretion,

distribute Distributable Cash to the Members and Economic Interest Owners in proportion to their Percentage Interests. All distributions will be made only to the Persons who, according to the books and records of the Company, are the holders of record of the Membership Interests or Economic Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor any Manager will incur any liability for making distributions in accordance with this Section.

7.2 Form of Distribution. A Member or Economic Interest Owner, regardless of the nature of his, her or its Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than money. No Member or Economic Interest Owner may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members and Economic Interest Owners. Except upon a dissolution and the winding up of the Company, no Member or Economic Interest Owner may be compelled to accept a distribution of any asset in kind.

7.3 Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member or Economic Interest Owner will be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or Economic Interest Owner or paid by a Member or Economic Interest Owner for the account of the Company or to a creditor of the Company will be added to the account or accounts from which it was subtracted when it was distributed to the Member or Economic Interest Owner.

7.4 Tax Withholding. If any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of Net Profits, taxable income or any portion thereof, or with respect to distributions, or if the Company otherwise incurs a tax liability attributable to a Member, the Company shall withhold from distributions or other amounts then due to such Member (or shall pay to the relevant taxing authority with respect to amounts allocable to such Member) an amount necessary to satisfy the withholding or other such tax responsibility. In such a case, the Member for whom the Company has paid the withholding or such other tax shall be deemed to have received the withheld distribution or other amount so paid, and to have paid the withholding or such other tax directly.

If it is anticipated that at the due date of the Company's withholding obligation the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member to which the withholding obligation applies shall have the option to pay to the Company the amount of such shortfall. In the event a Member fails to make such payment and the Company nevertheless pays the full amount to be withheld, the amount paid by the Company shall be deemed a recourse loan from the Company to such Member bearing interest at the lower of the Prime Rate or the maximum rate permitted by law, and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

Each Member agrees to cooperate fully with the Company's efforts to comply with the Company's tax withholding and information reporting obligations and agrees to provide the Company with such information as the Company may reasonably request from time to time in connection with such obligations.

7.5 Limitations on Distributions with Respect to Incentive Units.

(a) Notwithstanding the provisions of Section 7.1, no Distribution shall be made to a Member on account of Restricted Incentive Units. Any amount that would otherwise be distributed to a Member on account of Restricted Units but for the application of the preceding sentence shall instead be retained in a segregated Company account to be distributed in accordance with Section 7.1 by the Company and paid to such Member if, as and when the Restricted Incentive Unit to which such retained amount relates vests pursuant to Section 2.3(b).

(b) It is the intention of the parties to this Agreement that Distributions to any Service Provider with respect to his or her Incentive Units shall be limited to the extent necessary so that the related Membership Interest constitutes a Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Manager shall, if necessary, limit any Distributions to any Service Provider with respect to his or her Incentive Units so that such Distributions do not exceed the available profits in respect of such Service Provider's related Incentive Units. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Incentive Units and the date of such Distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Incentive Unit. In the event that a Service Provider's Distributions and allocations with respect to his or her Incentive Units are reduced pursuant to the preceding sentence, an amount equal to such excess Distributions shall be treated as instead apportioned to the holders of Series A Common Units, Series B Common Units, and Incentive Units that have met their Profits Interest Hurdle (such Incentive Units, "**Qualifying Incentive Units**"), *pro rata* in proportion to their aggregate holdings of Series A Common Units, Series B Common Units, Series C Common Units, and Qualifying Incentive Units treated as one class of Units.

ARTICLE 8

TRANSFER AND ASSIGNMENT OF INTERESTS

8.1 Parties. In the future, any properly admitted additional Member or permitted individual transferee of such Members who are substituted as Members will be considered to be the Members despite any community property or other proprietary interest of their respective spouses and regardless of the form of record title whether held together with such spouse in their individual names or in the name of a revocable trust established by or for the benefit of such Members. Accordingly, it is the intention of the Members and their spouses that any buy-out of a Member's interest provided for in this Agreement will take place only on the occurrence of an Event of Divorce, Dissociation Event or resignation or withdrawal affecting such a Member, and not upon such an event affecting such Member's spouse unless such spouse is a Member.

8.2 Transfer and Assignment of Interests. Except as otherwise provided in this Article, a Member may not transfer, assign, convey, sell, or encumber or in any way alienate all or any part of that Member's Membership Interest, whether voluntarily, involuntarily or by operation of law, and any attempt to undertake any such act without compliance with the provisions of this Agreement shall be null and void and have no force or effect. Until the transferee of all or any portion of the Membership Interest is admitted as a substitute Member under Section 8.4, the transferee is only entitled to become an Economic Interest Owner. After the consummation of any

transfer of all or any part of a Membership Interest, the transferred Membership Interest continues to be subject to the terms and provisions of this Agreement and any further transfers must comply with all the terms and provisions of this Agreement.

8.3 Restrictions on Transfer of Interests. In addition to other restrictions found in this Agreement, no Member may transfer, assign, convey, sell, encumber or in any way alienate all or any part of his, her or its Membership Interest: (i) without compliance with the Securities Act of 1933, as amended ("Securities Act"), or any other applicable securities laws, and (ii) if the Membership Interest to be transferred, assigned, sold or exchanged, when added to the total of all other Membership Interests sold or exchanged in the preceding twelve (12) consecutive months, would cause the termination of the Company under the Code, as determined by the Managers, unless consented to by a Majority Interest. In addition, no holder of Units acquired in a public offering implemented and managed over a platform meeting the requirements of Section 4(a)(6) of the Securities Act and Regulation CF promulgated thereunder (a "CF Platform") may transfer the subject Units except in compliance with the requirements of such CF Platform. Any transfer in violation of this Section is null and void and the purported transferee is not a Member or an Economic Interest Owner.

8.4 Substitution of Members. A transferee of a Membership Interest has the right to become a substitute Member only if:

(a) the securities and tax requirements of Section 8.3 are met;

(b) the transferee executes an instrument satisfactory to the Managers accepting and adopting the terms and provisions of this Agreement;

(c) the transferee executes or causes to be executed additional documents that the Managers deem necessary or appropriate including, without limitation, a Consent of Spouse, in substantially the form and content of Schedule B attached hereto, in the Managers' sole and absolute discretion;

(d) the transferee pays any reasonable expenses in connection with his, her or its admission as a new Member, as determined by the Managers; and

(e) the Managers consent to the substitution of the transferee as a substitute Member, which vote or consent may be withheld or delayed in their sole and absolute discretion.

The admission of a substitute Member does not release the assigning Member from any liability that the Member may have to the Company. The Managers will amend this Agreement to reflect the admission of a substitute Member under this Section and that amendment will not require the further vote or approval of the Members.

8.5 Transfers to Certain Family Members and Affiliates. Notwithstanding anything to the contrary contained herein, the Membership Interest of any Member may be transferred, subject to compliance with Sections 8.3 and 8.4 (other than 8.4(e)), by the Member by gift, sale, inheritance, or distribution (from a Member that is a trust) to (i) any other Member or to any parent, spouse (other than as a result of an Event of Divorce), sibling, lineal ancestor or lineal descendant of a Member or to a trust or other entity establish for the benefit of any of the aforementioned group; (ii) the grantor of a Member that is a trust or to any parent, sibling, or lineal descendant of the grantor of a Member that is a trust or to a trust for any of the aforementioned group; (iii) a trust

to provide income to a spouse so long as the remainder interest is to pass to any of the aforementioned group and the trust prohibits any distribution of its ownership interest in the Company to such spouse, or (iv) if the Member is a corporation, partnership or limited liability company, such Member's shareholders, partners, members or retired partners or members as part of a *bona fide* distribution or dividend or to an Affiliate of Member (each a "Permitted Transfer"). Each Member agrees that, in executing this Agreement, (a) such Member consents to any Permitted Transfer, (b) the transferee under this Section is an Economic Interest Owner until becoming a substitute Member under Section 8.4, and (c) no consent of the Managers shall be required for such transfer. Within ten (10) days of after consummation of a transfer under this Section 8.5, the transferring Member shall provide the Company with written notice of the transfer and with the name and contact information for the transferee. Notwithstanding anything to the contrary in this Section and Section 8.4, a transferee of a Membership Interest who is already a Member or a trust for the benefit of a Member automatically becomes a substitute Member with respect to the transferred Membership Interest.

8.6 Effective Date of Transfers. The transfer of all or any portion of a Membership Interest is effective when the requirements of Sections 8.3 and 8.4 are met. Any transferee of a Membership Interest takes subject to the restrictions on transfer imposed by this Agreement.

8.7 Rights of Legal Representatives. If a Member, who is an individual, dies or is adjudged by a court to be incompetent to manage the Member's person or property, the Member's legal representative may exercise all of the Member's rights, including any power that the Member has under the Certificate of Formation or this Agreement to give an assignee the right to become a Member. If a Member is an entity and is dissolved or terminated, its legal representative or successor may exercise the powers of the Member.

8.8 Option to Purchase Membership Rights. Upon and contemporaneously with any transfer, assignment, conveyance or sale (whether arising out of an attempted charge upon that Member's Economic Interest by judicial process, a foreclosure by a creditor of the Member or otherwise) of a Member's Economic Interest (or portion) which does not at the same time transfer the balance of the rights associated with the Membership Interest of the transferring Member (including, without limitation, the rights of the Member to vote or participate in the management of the business, property and affairs of the Company), the Company, in the sole discretion of the Managers, has the option to purchase from the Member, and if exercised, the Member must sell to Company for a purchase price of $100, all remaining rights and interests retained by the Member that immediately before the transfer, assignment, conveyance or sale were associated with the transferred Economic Interest. The Managers, in their sole discretion, may assign this option to any Member. Such purchase and sale will not release the Member from any liability to the Company as a Member nor result in a forfeiture of the Economic Interest. Each Member acknowledges and agrees that the option granted to the Company to purchase all remaining rights and interests retained by a Member who transfers his, her or its Economic Interest (or portion) which does not at the same time transfer the balance of the rights associated with the Membership Interest is not unreasonable under the present circumstances.

8.9 Right of First Refusal. Each time a Member or Economic Interest Owner ("Transferor") proposes to transfer, assign, convey, sell, gift, encumber or in any way alienate all or any part of his, her or its Interest (or as required by operation of law or other involuntary transfer to do so), other than transfers described in Section 8.5, the Transferor must first offer the Interest to the Company as follows:

(a) The Transferor must deliver a written notice to the Company stating (i) Transferor's bona fide intention to transfer the Interest, (ii) the name and address of the Proposed Transferee, (iii) the Interest to be transferred, and (iv) the purchase price (including non-cash consideration) and terms of payment for the proposed transfer.

(b) Within 30 days after the later of (i) receipt of the notice described above or, (ii) receipt of notice of determination of the purchase price under Section 8.9(d), if applicable, the Company (or an assignee of Company) may elect to purchase such Interest by giving written notice to the Transferor within 10 days after such thirty (30) day period.

(c) Subject to Section 8.9(d), if Company elects to purchase the Interest, it must do so within 90 days after receipt of the notice described in Section 8.9(a) at the price and under the terms of payment designated in such notice. If the notice provides for the payment of non-cash consideration, the Company (or its assignee) may elect to pay the consideration in cash equal to the good faith estimate of the present fair market value of the non-cash consideration offered, as determined by the Managers.

(d) Notwithstanding anything to the contrary contained herein, if the Transferor proposes to transfer, alienate or encumber an Interest (or such a result occurs by operation of law) in such a manner that there is no consideration (including non-cash consideration) for the proposed transfer or encumbrance, then (i) the purchase price will be determined under the appraisal mechanism set forth in Section 11.3, and (ii) the payment and other terms of purchase will be in accordance with Sections 11.5 through 11.7. For purposes of this Section, references in Section 11.3 and in Sections 11.5 through 11.7, inclusive, to the Former Member and Remaining Members are deemed to refer to the Transferor and the non-transferring Members respectively.

(e) If the Company elects not to purchase or obtain all of the Interest pursuant to the options set forth above, then the Transferor may transfer all of the Interest to the Proposed Transferee, providing the transfer (i) is completed within 30 days after the expiration of the Company's right to purchase, and (ii) is made on terms no less favorable to the Transferor than as designated in the notice referred to in Sections 8.9(a), and (iii) the requirements of Sections 8.3 and 8.4 relating to consent of Managers or the Members, securities and tax matters are met. If the Interest is not so transferred, the Transferor must give notice in accordance with this Section prior to any other or subsequent transfer of the Interest.

8.10 Dissolution of Marriage. In the event of any dissolution of marriage of any married Member (other than Robert Lloyd and Karen E. Steadman) decreed by a court, the Membership Interest will be allocated and distributed between the Member ("Divorced Member") and his or her spouse according to the court order or agreement, assignment, stipulation or otherwise ("Event of Divorce"); provided, however, that (i) no spouse may become a Member of the Company by virtue of an Event of Divorce; (ii) the spouse may only become an Economic Interest Owner; (iii) as between the Divorced Member and the spouse, if the Divorced Member retains a Membership Interest in the Company following the transfer of an Economic Interest to the spouse, the Divorced Member will continue to have the exclusive right and authority to act as a Member with respect to the Economic Interest allocated or distributed to the spouse; (iv) if the Divorced Member transfers the entire Membership Interest in the Company to the spouse, then neither the Divorced Member nor the spouse has any rights or authority to act as a Member and the Company has an option to purchase, under Section 8.8, the balance of the rights associated with the Membership Interest not transferred

to the spouse (including, without limitation, the rights of a Member to vote or participate in the management of the business, property and affairs of the Company); and (v) any action, consent or approval taken or given, or any document or instrument executed by the Member on his or her own behalf (and on behalf of the spouse as an Economic Interest Owner), are binding on such Member and the spouse, and the other Members and any third party can rely on that action.

Notwithstanding anything to the contrary, an Event of Divorce is a transfer for purposes of Section 8.9 of that portion of the Divorced Member's Membership Interest allocated and distributed to the spouse. The Company and the non-transferring Members have the right to purchase the Economic Interest transferred to the spouse *plus* all right and authority to act as a Member with respect to such Economic Interest (notwithstanding Sections 8.10(iii) and 8.10(iv) above), and all terms and conditions of Section 8.9 apply, except that (i) the purchase price is the value of the Membership Interest stipulated, agreed to or established in the settlement agreement, court order, or consent, whichever is applicable, or if none, the price agreed to by and among the purchasing party(ies), the Divorced Member and his or her spouse; provided, that, if the parties cannot agree, the purchase price shall be determined by the appraisal mechanism set forth in Section 11.3, and (ii) the purchase price will be paid in cash.

8.11 Indebtedness. In the event of any sale of a Membership Interest under this Agreement, if upon closing of the sale the seller of the Membership Interest will no longer own any Membership Interest in the Company, any indebtedness owed to the selling Member by the Company (other than indebtedness relating to the sale of the Membership Interest), and any indebtedness owed by the selling Member to the Company, must be paid in cash.

ARTICLE 9

MANDATORY SALE

9.1 Mandatory Sale. If holders of more than 50% of the Series A Common Units ("Dragging Members") elect to sell their Membership Interests to a Person or Persons, other than an existing Member or an Affiliate of any existing Member, who wishes to purchase all of the Interests of the Company ("Proposed Transferee") in an arm's length transaction (a "Drag-Along Sale"), then each other Interest Holder (each a "Drag-Along Member") will sell all of his, her, or its Interests in the Company on the same terms and conditions approved by the Dragging Members and will undertake no action to bar, limit, interfere or stop the consummation of the closing of the transaction, so long as the consideration received by each Interest Holder in the transaction is on the same terms and conditions and at the same price per equivalent Interest.

9.2 Procedure. A Manager shall deliver written notice of the offer to acquire the Interests to each Drag-Along Member setting forth the consideration, the identity of the Proposed Transferee, and the other terms and conditions of the offer. The Manager will notify each Drag-Along Member reasonably in advance of any negotiations with the Proposed Transferee with respect to representations, warranties and indemnities in connection with the sale or exchange if such Drag-Along Member will be required to sign an agreement with respect to such representations, warranties or indemnities to effect the transaction, and in all events the representations, warranties and indemnities applicable to such Drag-Along Member will not be more onerous than those applicable to the Dragging Members.

9.3 Cooperation. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Members, but subject to Section 9.2, Without limiting the generality of the foregoing, if requested, and subject to Section 9.2, each Drag-Along Member shall execute the applicable purchase agreement, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Members make or provide in connection with the Drag-Along Sale; *provided*, that each Drag-Along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-Along Member, and other matters relating to such Drag-Along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Members and each Drag-Along Member severally and not jointly and any indemnification obligation shall be *pro rata* based on the consideration received by the Dragging Members and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Members and each such Drag-Along Member in connection with the Drag-Along Sale.

9.4 Mandatory Vote. If the Drag-Along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including Section 4.11), each Drag-Along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 14.5.

9.5 Effect on Other Provisions. The provisions of this Article take precedence over and supersede the right of first refusal contained in Section 8.9.

ARTICLE 10

CO-SALE FOR SERIES A MEMBERS

10.1 Right to Participate. If holders of more than 50% of the Series A Common Units (the "Selling Majority") elect to sell all of their Membership Interests to a Person ("Co-Sale Transferee") other than an existing Member, or a transferee permitted under Section 8.5, in one or more arm's length transactions in a twelve (12) consecutive month period (a "Sale"), and the right of first refusal set forth in Section 8.9 is not exercised with respect to such Membership Interest, each Series A Member has the right (the "Co-Sale Right") to participate in the proposed Sale, subject to the terms and conditions set forth in this Article.

10.2 Participation Procedure. If the non-transferring Members and the Company do not notify the Manager of their desire to exercise their right of first refusal under Section 8.9 with respect to the entire Interest within thirty (30) days of receipt of the transfer notice, the Manager shall send a notice (the "Co-Sale Notice") to each of the other Interest Holders setting forth, in

reasonable detail, the terms of the proposed Sale. Interest Holders may exercise their Co-Sale Right by delivering to the Manager, with a copy to the Company, no later than thirty (30) days after delivery of the Co-Sale Notice, (i) written notice of his or its intention to participate in the proposed Sale, specifying the amount of Interests such Interest Holders desire to sell, and (ii) one or more assignments transferring the number of Percentage Interests which such Member elects to sell hereunder. The amount of Percentage Interests an Interest Holder is entitled to sell pursuant to this Article is equal to the amount of Percentage Interests offered in the Sale by the Selling Majority multiplied by such Interest Holder's respective Percentage Interests. To the extent that one or more Interest Holders exercise such Co-Sale Rights, the number of Percentage Interests the selling Member(s) may sell in the Sale shall be correspondingly reduced on a pro rata basis. The proceeds from the sale shall be allocated among the selling Interest Holders, taking into account only those Interests sold in the Sale.

10.3 Transfer of Membership Interest. In order to participate in the Sale, the Interest Holder who exercises the Co-Sale Right, shall enter into the same form of purchase agreement as the Selling Majority and shall comply with all the provisions thereof. The Manager shall transfer the assignments of Interests to the proposed transferee in consummation of the Sale pursuant to the terms and conditions specified in the Co-Sale Notice, and the Manager shall concurrently therewith remit to each other Member that portion of the sale proceeds to which such other Member is entitled by reason of his participation in such Sale.

10.4 Qualified Participation. If the Co-Sale Transferee desires to purchase a number of Percentage Interests other than the amount originally offered, the amount that the Co-Sale Transferee desires to purchase shall be substituted for the purposes of determining the number of Percentage Interests each Member shall be entitled to sell pursuant to Section 10.2. To the extent that a Member has elected to participate in the Sale and the Co-Sale Transferee refuses to purchase the Interest of such Member, the Selling Majority may not sell any of their respective Interests to the Co-Sale Transferee unless and until, simultaneously with such Sale, the Selling Majority purchases on a pro rata basis that portion of Interest from such Member that such Member could sell to the Co-Sale Transferee in accordance with this Section. Such purchase shall be on the same terms and conditions provided in Section 10.2.

10.5 Continuing Rights. The exercise or non-exercise of the right to participate hereunder shall not adversely affect an Interest Holder's right to participate in subsequent sales by the same or other Member pursuant to this Article.

ARTICLE 11

CONSEQUENCES OF RESIGNATION OR WITHDRAWAL OR DISSOCIATION EVENT OF MEMBER

11.1 Dissociation. The occurrence of a Dissociation Event does not dissolve the Company, and the business of the Company will continue without further vote or act of the Members. In the event of a Dissociation Event, the Former Member's Membership Interest shall be subject to the optional purchase rights under Sections 11.3 through 11.7 unless the Dissociation Event results in a transfer permitted under Section 8.5. Upon the occurrence of a Dissociation Event (other than the death of a Member), the Member subject to such event shall be deemed to be in material breach of this Agreement which entitles the Company to pursue any and all of its legal remedies against the breaching Member.

11.2 Resignation or Withdrawal. Upon the resignation or withdrawal of a Series A Member, with or without consent of the Managers, the Remaining Members may elect to purchase the Former Member's Interest under the terms in this Article, or if the Remaining Members do not purchase all of the Former Member's Interest, then the Company may purchase any remaining interest. If the Remaining Members do not elect to purchase the interest of a resigning or withdrawing Series A Member, the Former Member's Membership Interest shall become an Economic Interest as provided in Section 4.7; provided, however, that any purchase of the Former Member's Membership Interest under this Article 11 will result in a purchase of the entire Membership Interest (and not just an Economic Interest). In addition, if a Member withdraws from the Company without the consent of the Managers, the Member subject to such event shall be deemed to be in material breach of this Agreement which entitles the Company to pursue any and all of its legal remedies against the breaching Member.

11.3 Purchase Price. In the event of the resignation or withdrawal of a Series A Member, the Company and the Former Member or the Former Member's legal representative will set the purchase price ("Purchase Price") for the Former Member's Interest by mutual agreement. If the parties cannot agree within 30 days of the event triggering the obligation to purchase or sell, then the Purchase Price of the Former Member's Interest will be determined by appraisal. Within 15 days following the expiration of the 30-day period, the Company and the Former Member or the Former Member's legal representative will agree on an independent appraiser to give an opinion as to the value of the Former Member's Interest. If the parties cannot agree on one appraiser, the matter will be submitted to a JAMS arbitrator to select the appraiser.

The decision of the appraiser is final, conclusive, and binding on all parties. The Managers will notify all the Remaining Members of the Purchase Price within 10 days after the Purchase Price is determined under this Section. The Former Member and the Company shall each pay one-half of all reasonable and proper costs and expenses of the appraisals; provided, however, that each party will bear his, her or its respective attorneys' fees incurred in connection with the appraisal procedure. The Members intend that all of the appraisers, however appointed, will be qualified by profession or experience to make the evaluation required. Also, the Members intend that any appraisal of a Former Member's Interest in the Company take into consideration all appropriate discounts, including, but not limited to, lack of control and/or lack of marketability.

11.4 Notice of Intent to Purchase. Within 30 days after the Remaining Members have been notified of the Purchase Price of the Former Member's Interest determined in accordance with Section 11.3, each Remaining Member must notify the Managers, the other Remaining Members and the Former Member in writing of his, her or its desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to submit a notice within the applicable period constitutes an election on the part of the Member not to purchase any of the Former Member's Interest. Each Remaining Member so electing to purchase will be entitled to purchase a portion of the Former Member's Interest in the same proportion that the Percentage Interest of the Remaining Member bears to the aggregate of the Percentage Interests of all of the Remaining Members electing to purchase the Former Member's Interest. If any Remaining Member elects to purchase none or less than all of his, her, or its pro rata share of the Former Member's Interest, then the Remaining Members can elect to purchase more than their pro rata share by giving written notice to the Managers, the Remaining Members and the Former Member within 10 days after the end of the 30 day period set forth above; provided, that each Member

will be entitled to purchase an additional share of the Former Member's Interest in the same proportion that the Percentage Interest of that Member bears to the aggregate of the Percentage Interests of all of the Members electing to purchase an additional share. If the Remaining Members fail to give notice of intent to purchase all of the Former Member's Interest, then the Company may purchase any remaining share of such interest by giving written notice to the Former Member within 10 days after the aggregate 40-day period described above. If the Remaining Members and the Company fail to purchase the entire interest of the Former Member, any remaining share of the Former Member's Interest will become an Economic Interest in accordance with Section 4.7.

11.5 Payment of Purchase Price. The Purchase Price will be paid by the Company or the Remaining Members, as the case may be, by either of the following methods, each of which may be selected separately by the Company or the Remaining Members in their sole and absolute discretion:

(a) The Company or the Remaining Members will, at the closing, pay in cash their respective portion of the total Purchase Price for the Former Member's Interest; or

(b) The Company or the Remaining Members will, at the closing, pay one-fifth of their respective portion of the Purchase Price, and the balance of their respective portion of the Purchase Price will be paid in four equal annual principal installments, plus accrued interest, payable each year on the anniversary date of the closing. The unpaid principal balance will accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members have the right to prepay in full or in part at any time without penalty. The obligation to pay the balance due will be evidenced by a promissory note, and if purchased by a Remaining Member, secured by a pledge of the Membership Interest being purchased.

11.6 Closing of Purchase of Former Member's Interest. The closing for the sale of a Former Member's Interest under this Article will be held at the principal office of the Company no later than 90 days after the expiration of the time periods set forth in Section 11.4, except that if the closing date falls on a Saturday, Sunday, or a federal legal holiday, then the closing will be held on the next business day. At the closing, the Former Member or the Former Member's legal representative will deliver to the Company or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest. The Former Member or the Former Member's legal representative, the Company and the Remaining Members will do all things and execute and deliver all papers necessary to fully consummate the sale and purchase in accordance with this Agreement.

11.7 Purchase Terms Varied by Agreement. Nothing in this Agreement prohibits Members from agreeing on other terms and conditions for the purchase by the Company or any Member of the Membership Interest of any Member desiring to retire, withdraw or resign, in whole or in part, as a Member.

11.8 Noncompetition.

(a) Prohibited Activities. For so long as a Member owns either Series A Common Units or Incentive Units (or both), and for a period of two (2) years after the transfer, pursuant to either Article 8 or Article 11, of all of the Series A Common Units and Incentive Units held by the Member, the Member will not:

(i) Enter, directly or indirectly, into the employment of, or render, directly or indirectly, any services (whether as a director, officer, agent, representative, independent contractor, consultant or advisor or any other similar relationship or capacity), to any Person in the business of professional or semi-professional leagues or teams for the sport of Ultimate (such person or activities is referred to as a "Competitor"), or which otherwise competes directly with, or carries on a substantially similar business to, the business carried on by the Company as of the date of the transfer in the counties (and all cities located therein), or states within the United States in which the Company carries on its business as of the date of the transfer (the "Territory"), whether such business is carried on by the Company or by a successor or assign in any part of the Territory;

(ii) Engage, directly or indirectly, in any such business in the Territory as Competitor;

(iii) Become interested, directly or indirectly, in any such Competitor as an individual, proprietor, franchisee, partner, joint venturer, stockholder, principal, member, investor, trustee or any other similar other relationship or capacity;

(iv) Directly or indirectly, by sole action or in concert with others, solicit, induce or influence, or seek to solicit, induce or influence, any Person who is engaged by the Company as an employee, agent, independent contractor or otherwise at the time of the transfer, to leave the employ of the Company or any successor or assign; or

(v) Directly or indirectly, by sole action or in concert with others, solicit, induce or influence, or seek to solicit, induce or influence, any customer or client of the Company during the twelve (12) calendar months immediately preceding the date of transfer of the Membership Interest.

Each Series A Member and Incentive Member further agrees that he, she, or it shall not use, divulge, furnish or make accessible to any Person (other than at the written request of the Company) any secret, confidential or proprietary knowledge or information of the Company, including, but not limited to, any trade secrets, financial information, customer or client lists, marketing methods, data, properties, specifications, personnel, organization or internal affairs of the Company.

(b) Separate Covenants. The agreements contained in Section 11.8(a) shall be construed as a series of separate covenants, one for each United States county within the Territory

(c) Intent; Severability. The Members intend that Section 11.8(a) satisfy the terms of, and be enforceable in accordance with, applicable state law. The Members recognize that the territorial and time restrictions set forth herein are reasonable, not burdensome, and are properly required for the adequate protection of the Company and its Members. If such territorial or time restrictions or any other provision contained herein shall be deemed to be illegal, unenforceable or unreasonable by a court of competent jurisdiction, each Series A Member and Incentive Member agrees and submits to the reduction of such territorial or time restriction or other provision to such an area or period as such court shall deem reasonable.

(d) Injunctive Relief. Each Member acknowledges that (i) the covenants and the restrictions contained in Section 11.8(a) are a material factor to such Member's execution of this Agreement and are necessary and required for the protection of the Company; (ii) such

covenants relate to matters that are of a special, unique and extraordinary character that gives each of such covenants a special, unique and extraordinary value; and (iii) a breach of any of such covenants will result in irreparable harm and damages to the Company in an amount difficult to ascertain and which cannot be adequately compensated by a monetary award. Accordingly, in addition to any of relief to which the Company may be entitled at law or in equity, the Company shall be entitled to temporary and/or permanent injunctive relief from any breach or threatened breach by a Series A Member or Incentive Member of the provisions of Section 11.8(a) without proof of actual damages that have been or may be caused to the Company by such breach or threatened breach.

ARTICLE 12

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

12.1 Books and Records. The books and records of the Company will be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods followed for federal income tax purposes. The books and records of the Company will reflect all the Company transactions and will be appropriate and adequate for the Company's business. The Company will maintain at its principal office all of the following:

(a) A current and past list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the Capital Contributions, Capital Account and Percentage Interest of each Member and Economic Interest Owner;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Certificate of Formation and any and all amendments together with executed copies of any powers of attorney under which the Certificate of Formation or any amendments to the Certificate of Formation have been executed;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) A copy of this Agreement and any and all amendments together with executed copies of any powers of attorney under which this Agreement or any amendments to this Agreement have been executed;

(f) Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

(g) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

12.2 Delivery to Members and Inspection.

(a) Upon the request of any Member holding five percent (5%) or more of the Common Units of the Company (each, a "Qualified Member"), for purposes reasonably related to the interest of that Person as a Member, the Managers will promptly deliver to the requesting

Qualified Member, at the expense of the Company, a copy of the information required to be maintained by Sections 12.1(a), 12.1(b) and 12.1(d).

(b) Each Qualified Member has the right, upon reasonable request related to the interest of the Person as a Member, to:

(i) inspect and copy during normal business hours any of the Company records described in Sections 12.1(a), inclusive; and

(ii) obtain from the Company, promptly after their becoming available, a copy of the Company's federal, state, and local income tax or information returns for each Fiscal Year.

(c) Any request, inspection or copying by a Qualified Member under this Section may be made by that Person or that Person's agent or attorney.

(d) The Managers will promptly furnish to a Member a copy of any amendment to the Certificate of Formation or this Agreement executed by the Managers pursuant to a power of attorney from the Member.

12.3 Annual Financial Information.

(a) As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, the Company shall furnish to each Qualified Member reviewed financial statements, including a balance sheet as of the end of the Fiscal Year and reviewed statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Managers, certifying to the effect that, except as set forth therein, such financial statements have been prepared on a basis consistent with prior years, and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members' equity for the periods covered thereby.

(b) The Managers will cause to be prepared at least annually, at Company expense, information necessary for the preparation of the Members' and Economic Interest Owners' federal and state income tax returns. The Managers will send or cause to be sent to each Member or Economic Interest Owner within ninety (90) days after the end of each taxable year the information necessary to complete federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for that year.

12.4 Filings. The Managers, at Company expense, will cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at Company expense, will also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then current Applicable Laws, rules, and regulations. The Managers will cause any filings required under the Act to be filed with the Secretary of State. If a Manager required by the Act to execute or file any document fails, after demand, to do so within a reasonable period

of time or refuses to do so, any other Manager or Member may prepare, execute and file that document.

12.5 Bank Accounts. The Managers will maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and they will not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

12.6 Accounting Decisions and Reliance on Others. All accounting decisions, except as otherwise stated in this Agreement, will be made by the Managers. The Managers may rely upon the advice of the Company's accountants as to whether those decisions are in accordance with accounting methods followed for federal income tax purposes.

ARTICLE 13

PARTNERSHIP REPPRESENTATIVE AND AUDIT ELECTIONS

13.1 Appointment; Resignation. The Members hereby appoint Ultimate Xperience Ventures, LLC, a California limited liability company, acting through its Tax Matters Partner or Partnership Representative, as applicable, as the "tax matters partner" (as defined in Section 6231 of the Code prior to its amendment by the Bipartisan Budget Act of 2015 (the "BBA")) (the "Tax Matters Partner") and, for tax years beginning or after January 1, 2018, the "partnership representative" as provided in Code Section 6223(a), as amended by the BBA (the "Partnership Representative"). The Tax Matters Partner or Partnership Representative may resign at any time so long as there is another Member to act as the Tax Matters Partner or Partnership Representative. The Tax Matters Partner or Partnership Representative can be removed at any time by a vote of a Majority Interest, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Partner or Partnership Representative, the Series A Members shall select a replacement Tax Matters Partner or Partnership Representative by the vote of a Majority Interest. If the resignation or removal of the Partnership Representative occurs prior to the effectiveness of the resignation or removal under applicable Treasury Regulations or other administrative guidance, the resignation or removal shall be effective upon the earliest date provided for in such Treasury Regulations or administrative guidance.

13.2 Tax Examinations and Audits. The Tax Matters Partner and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Partner and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

13.3 BBA Elections.

(a) The Company shall not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures") for any tax year beginning before January 1, 2018. To the extent permitted by Applicable Law and regulations, and subject to the annual approval of a Majority Interest on or before the date of filing the Partnership's tax return, the

Partnership Representative, on behalf of the Company, shall annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b), as amended by the BBA.

(b) For any year in which (i) a Majority Interest does not approve an election out of the BBA Procedures, or (ii) Applicable Law and regulations do not permit the Company to elect out of the BBA Procedures, the Partnership Representative shall promptly notify the Members of the receipt of a notice of final partnership adjustment and shall take such actions as directed by a Majority Interest in writing, including whether to (A) file a petition for readjustment in the Tax Court, federal district court, or the Court of Federal Claims, (B) cause the Company to pay the imputed underpayment under Code Section 6225, as amended by the BBA, or (C) make the election under Code Section 6226, as amended by the BBA.

(c) If a Majority Interest directs the Partnership Representative to cause the Company to pay the imputed underpayment under Code Section 6225, as amended by the BBA, (i) the Members shall take such actions as requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax due under Code Section 6225(c)(2), as amended by the BBA, and (ii) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA.

(d) The Partnership Representative shall equitably apportion any imputed underpayment among the Members (including former Members) based on their interests in the Company for the year giving rise to the imputed underpayment. In determining each Member's share of an imputed underpayment, the Partnership Representative shall take into account (by reducing the amount of an underpayment apportioned to a Member) any modifications to the imputed underpayment attributable to a Member under Code Section 6225(c)(2), (3), (4), or (5), as amended by the BBA. The Partnership Representative shall seek payment from the Members (and former Members) for the amount of the imputed underpayment attributable to that Member or former Member, and each such Member agrees to pay such amount to the Company. Any such payment made by a Member shall not be treated as a Capital Contribution. Any amount not paid by a Member or former Member within thirty (30) days of a request by the Partnership Representative shall accrue interest at ten percent (10%) per annum. Any imputed underpayment amount paid by the Company and attributable to a Member (or former Member) shall be treated as a distribution to such Member (or former Member).

(e) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes, and any taxes imposed pursuant to Code Section 6226, as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

13.4 Income Tax Elections. Except as otherwise provided herein, each of the Tax Matters Partner and Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided that the Tax Matters Partner or Partnership Representative shall make an election under Code Section 754 if requested in writing by any Member holding a Percentage Interest of 20% or

more. Each Member expressly agrees that the Tax Matters Partner or Partnership Representative may, in its sole discretion, unilaterally cause this Agreement to be amended to (i) authorize and direct the Company to elect the "safe harbor" described in Proposed Regulation Section 1.83-3(l) (or any similar provision) under which the fair market value of a Membership Interest that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest, (ii) require both the Company and each Member to comply with all of the requirements set forth in such Proposed Regulations and IRS Notice 2005-42, 2005-24 I. R. B. 1221 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all interests in the Company transferred in connection with the performance of services while the election remains effective, (iii) provide for the allocation of items of income, gain, loss and deduction in the manner and to the extent required by any final Regulations similar to Proposed Regulations Section 1.704-1(b)(4)(xii)(b) and (c), and (iv) to provide for any other amendments reasonably necessary to implement clauses (i), (ii), and (iii), above.

13.5 Survival. The obligations of each Member or former Member under this Section 1.01 shall survive the transfer or redemption by such Member of its Membership Interest, the termination of this Agreement, or the dissolution of the Company.

ARTICLE 14
DISSOLUTION AND WINDING UP

14.1 Dissolution. The Company will be dissolved, its assets disposed of, and its affairs wound up on the first to occur of the following (each, a "Dissolution Event"):

(a) Any event of dissolution specified in the Certificate of Formation;

(b) The entry of a decree of judicial dissolution under the Act;

(c) The vote of a Majority Interest; or

(d) The sale of all or substantially all the assets of the Company.

14.2 Certificate of Dissolution. As soon as possible following the occurrence of any of the events specified in Section 14.1, the Managers shall file any documents required to be filed under the Act prior to winding up and the filing of a Certificate of Cancellation, unless the event causing the dissolution is a judicial dissolution, in which case, the Managers or Members conducting the winding up of the Company shall have such obligation.

14.3 Winding Up. Upon the occurrence of any event specified in Section 14.1, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Managers who have not wrongfully dissolved the Company, or, if none, a Majority Interest will (i) be responsible for overseeing the winding up and liquidation of Company, (ii) take full account of Company liabilities and assets, (iii) either cause its assets to be sold or distributed, and if sold as promptly as is consistent with obtaining the fair market value, and (iv) cause the sale proceeds or the assets, to the extent sufficient, to be applied and distributed as provided in Section 14.5. The Managers or Members winding up the affairs of the Company must give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Managers or Members winding up the affairs of the Company will be entitled

to reasonable compensation for those services.

14.4 Distributions in Kind. Except as provided in Section 7.2, any non-cash asset distributed to one or more Members will first be valued at fair market value to determine the Net Profits or Net Losses that would have resulted if that asset were sold, the Net Profits or Net Losses will then be allocated according to Article 66.1, and the Members' Capital Accounts will be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset is the fair market value of the interest (net of any liability secured by the asset that the Member assumes or takes subject to). The fair market value of the asset will be determined by the Managers or by the Members, or if any Member objects by an independent appraiser (any appraiser must be recognized as an expert in valuing the type of asset involved) selected by the Managers or liquidating trustee and approved by the Members.

14.5 Payments Upon Liquidation or Dissolution.

(a) After determining that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets will be distributed to the Members in accordance with Section 7.1, subject to and as modified by Section 7.5. Liquidating distributions will be made by the end of the Company's taxable year in which the Company is liquidated, or, if later, within 90 days after the date of liquidation. If a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for the taxable year in which the Company is liquidated), such Member shall have no obligation to make any Capital Contribution to the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or any other Person for any purpose whatsoever.

(b) The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, has been adequately provided for if payment has been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Managers or Members to be adequate at the time of any distribution of the assets under this Section. This Section does not prescribe the exclusive means of making adequate provision for debts and liabilities.

14.6 Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member is only entitled to look solely at the assets of the Company for the return of his, her or its positive Capital Account balance and has no recourse for his, her or its Capital Contribution or share of Net Profits (upon dissolution or otherwise) against the Managers or any other Member except as provided in Article 15.

14.7 Certificate of Cancellation. Upon completion of the winding up of the affairs and distribution of all of the assets of the Company as provided in this Article or when a domestic limited liability company is not the surviving entity, the Managers or Members must cause to be filed in the office of, and on a form prescribed by, the Secretary of State, a Certificate of Cancellation of the Certificate of Formation.

14.8 No Action for Dissolution. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an

action in court to dissolve the Company under circumstances where dissolution is not required by Section 14.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests. Accordingly, except where the Manager has failed to liquidate the Company as required by this Article 14, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Certificate of Formation or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Member. Damages for breach of this Section 14.8 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

ARTICLE 15

EXCULPATION; INDEMNIFICATION; INSURANCE

15.1 Covered Persons. As used herein, the term "Covered Person" means (i) each Member, (ii) each officer, director, stockholder, partner, member, employee, agent or representative of each Member, and each of their Affiliates, and (iii) each Manager, officer, employee, agent or representative of the Company.

15.2 Standard of Care. No Covered Person shall be liable to the Company or to any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

15.3 Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Corporations Code.

15.4 Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. Without limiting the generality of the

foregoing, and with the specific intention of eliminating liability of Covered Persons as permitted under Section 18-1101(e) of the Corporations Code, the Members specifically agree that a Covered Person shall not be liable to the Company or to another Covered Person for breach of contract or breach of duties (including fiduciary duties) of a Covered Person to the Company or another Covered Person; provided, however, that such elimination of liability shall not limit a Covered Person's liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

15.5 Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

15.6 Indemnification of Manager. To the fullest extent permitted by the Corporations Code, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement, only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, defend, hold harmless, pay, and reimburse any Manager against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Manager may become subject by reason of:

(a) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member in connection with the business of the Company; or

(b) such Manager being or acting in connection with the business of the Company as a manager, director, officer, employee or agent of the Company, any Member, or any of their respective Affiliates, or that such Manager is or was serving at the request of the Company as a member, manager, director, officer, employee or agent of any Person including the Company; *provided*, that (x) such Manager acted in good faith and in a manner believed by such Manger to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his, her or its conduct was unlawful, and (y) such Manager's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Manager did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Manager's conduct was unlawful, or that the Manager's conduct constituted fraud or willful misconduct.

15.7 Indemnification of Others. The Company shall have the power to, and upon the

vote or written consent of a Majority Interest will, indemnify any Member or Manager and may indemnify any other Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been a Member, Manager, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another Person (all such Persons being referred to hereinafter as an "agent"), to the fullest extent permitted by Applicable Law in effect on this date and to a greater extent as Applicable Law may later permit. The Managers shall be authorized, on behalf of the Company, to enter into indemnity agreements from time to time with any Person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Managers deem appropriate in their business judgment. Notwithstanding the foregoing, the Company will not indemnify any Manager or Member for acts of fraud or gross negligence, or intentional violation of law.

15.8 Control of Defense. Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may or is required to be indemnified pursuant to Article 15, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding; *provided*, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under Article 15, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

15.9 Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to Article 15; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by Article 15, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

15.10 Entitlement to Indemnity. The indemnification provided by this Article 15 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Article 15 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under Article 15 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

15.11 Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managers may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

15.12 Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in Article 15 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

15.13 Savings Clause. If Article 15 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to Article 15 to the fullest extent permitted by any applicable portion of Article 15 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

15.14 Amendment. The provisions of Article 15 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while Article 15 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of Article 15 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

15.15 Survival. The provisions of Article 15 shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE 16

REGISTRATION OF SECURITIES

16.1 No Obligation to Register. The Company and the Managers are under no obligation to register or qualify the Membership Interest under the Securities Act or under any state securities law, or to assist the Member in complying with any exemption from registration and qualification.

16.2 No Disposition in Violation of Law. Without limiting the representations set forth above, and without limiting Article 8 of this Agreement, the Member will not make any disposition of all or any part of the Membership Interest which will result in the violation by the Member or by the Company of the Securities Act, or any other applicable securities laws. Without limiting the foregoing, the Member will not make any disposition of all or any part of the Membership Interest unless and until:

(a) There is then in effect a registration statement under the Securities Act covering the proposed disposition and the disposition is made in accordance with the registration statement and any applicable requirements of state securities laws; or

(b) The Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Managers, the Member has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that the disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law.

ARTICLE 17

MISCELLANEOUS

17.1 Legal Representation. Robert Lloyd and Karen E. Steadman, Trustees of the 2007 Steadman Lloyd Family Trust ("Trustees") have engaged Hoge, Fenton, Jones & Appel, Inc., A Law Corporation ("HFJA"), as legal counsel to represent their interests with respect to this Agreement. No legal counsel has been engaged by Trustees or the Company to protect or otherwise represent the interests of the Company or Members other than the Trustees. Moreover, HFJA has previously represented and/or may concurrently represent the interests of the Trustees in connection with matters other than the preparation of this Agreement and may represent such Persons in the future. Each Member: (i) acknowledges HFJA's representation of the Trustees in connection with the preparation of this Agreement; (ii) acknowledges that no legal counsel has been engaged by the Company or the Trustees to protect or otherwise represent the interests of the Company or Members, that HFJA has not been engaged by any Member other than the Trustees to protect or represent the interests of such Member vis-à-vis the Company or the preparation of this Agreement, and that actual or potential conflicts-of-interest may exist among the Members in connection with the preparation of this Agreement (with the consequence that a Member's interests may not be vigorously represented unless such Member engages its own legal counsel); and (iii) acknowledges further that such Member has been afforded the opportunity to engage and seek the advice of its own legal counsel before entering into this Agreement. In addition, each Member: (i) acknowledges the possibility of a future conflict or dispute among Members or between any Member or Members and the Company; (ii) agrees that HFJA may represent the Company and/or any Member in connection with any such conflict or dispute and, to the extent permitted under any other applicable rules governing the professional conduct of attorneys (the "Professional Rules"), waives its right to object to such representation (including, without limitation, on the grounds of any actual or potential conflict- of-interest); and (iii) acknowledges the possibility that, pursuant to operation of the Professional Rules, HFJA may be precluded from representing the Company and/or any Member in connection with any such conflict or dispute (even if HFJA has represented such Member with regard to other matters). Each Member other than the Trustees hereby agrees that neither this Agreement nor the transactions contemplated hereby are intended to create a relationship between HFJA and such Member pursuant to which such Member (acting other than in its capacity as a Member) would have a right to object to HFJA's representation of any Person. Nothing in this Section shall preclude the Company from selecting different legal counsel to represent it at any time in the future and, except as provided in the preceding sentence, no Member shall be deemed by virtue of this Section to have waived its right to object to any conflict-of-interest relating to matters other than this Agreement or the transactions contemplated herein.

17.2 Complete Agreement. This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members and Managers with respect to the subject matter and replace and supersede all prior written and oral agreements or statements by and among the Members and Managers or any of them. No representation, statement, condition or warranty not contained in this Agreement or the Certificate of Formation will be binding on the Members or Managers or have any force or effect whatsoever. To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation controls.

17.3 Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

17.4 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement confers any rights or remedies under or by reason of this Agreement on any Persons other than the Members and Managers and their respective successors and assigns, nor does anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor does any provision give any third person any right of subrogation or action over or against any party to this Agreement.

17.5 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth *verbatim* herein.

17.6 Headings. All headings are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

17.7 Arbitration.

(a) Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in Santa Clara County, California, before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in

accordance with the Expedited Procedures in those Rules applying the laws of the State of Delaware without regard to its conflict of laws provisions. Judgment on the award may be entered in any court having competent jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

(b) The parties shall maintain the confidential nature of the arbitration proceeding and the award, including the hearing, except as may be necessary to prepare for or conduct the arbitration hearing on the merits, or except as may be necessary in connection with a court application for a preliminary remedy, a judicial challenge to an award or its enforcement, or unless otherwise required by law or judicial decision.

(c) In any arbitration arising out of or related to this Agreement, the arbitrator (i) is not empowered to award punitive or exemplary damages, except where permitted by statute, and the parties waive any right to recover any such damages, and (ii) may not award any incidental, indirect or consequential damages, including damages for lost profits.

(d) In any arbitration arising out of or related to this Agreement, the arbitrator(s) shall award to the prevailing party, if any, the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the arbitration. If the arbitrator(s) determine a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the arbitrator(s) may award the prevailing party an appropriate percentage of the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the arbitration.

17.8 Governing Law; Jurisdiction. Each Member consents, acknowledges, and agrees that the laws of State of Delaware govern the interpretation and effect of this Agreement without regard to its conflict of laws provisions. Subject to the terms of Section 17.7, any disputes between the Company and/or among the then Members concerning enforcement of the terms of this Agreement will be tried in the United States District Court located in or the state courts of Delaware. Each Member further agrees that personal jurisdiction over him, her or it may be accomplished by service of process by certified mail addressed as provided in Section 17.11 of this Agreement, and when so made will be as if served upon him, her or it personally within the State of Delaware.

17.9 Severability. If any provision of this Agreement or the application of that provision to any Person or circumstance is held invalid, the remainder of this Agreement or the application of that provision to Persons or circumstances other than those to which it is held invalid will not be affected.

17.10 Additional Documents and Acts. Each Member agrees to execute and deliver additional documents and instruments and to perform additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated.

17.11 Notices. Any notice to be given or to be served upon the Company or any party in connection with this Agreement must be in writing (which may include facsimile), and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Notices will be given to a Member or Manager at the address specified in Schedule A. Any party may, at any time by giving five days prior written notice to the other parties, designate any other address in substitution of the foregoing address to which notice will

be given.

17.12 Amendments. Except as specifically provided in Sections 4.3, 8.4 and elsewhere in this Agreement, all amendments to this Agreement must be in writing and signed by a Majority Interest. All amendments to the Certificate of Formation require the vote, approval or written consent of a Majority Interest. Notwithstanding the foregoing, any amendment of this Agreement or the Certificate of Formation which would result in any Member being treated adversely and in a manner different from other Members must also be approved by such adversely treated Member. Any amendment to this Section 17.12 shall require the unanimous consent of the Series A Members.

17.13 Covenant of Capacity to Sign. All Members covenant that they possess all necessary capacity and authority to sign and enter this Agreement and there is no contract, order, judgment, agreement or the like to prohibit or limit said capacity and authority. All individuals signing this Agreement for a Member which is an entity, or signing under a power of attorney or as a trustee, guardian, conservator, or in any other legal capacity, covenant that they have the necessary capacity and authority to act for, sign, and bind the respective entity or principal on whose behalf they are signing. If a Member is not a natural person, neither the Company nor any Member will (i) be required to determine the authority of the individual signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of that individual, or (ii) be responsible for the application or distribution of proceeds paid or credited to individuals signing this Agreement on behalf of that entity.

17.14 No Interest in Company Property; Waiver of Action for Partition. No Member or Economic Interest Owner has any interest in specific property of the Company. Without limiting the foregoing, each Member and Economic Interest Owner irrevocably waives during the term of the Company any right to maintain any action for partition with respect to the property of the Company.

17.15 Multiple Counterparts. This Agreement may be executed in two or more original, facsimile, DocuSign, or PDF format counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument, and may be delivered by Electronic Transmission.

17.16 Attorneys' Fees. In the event that any dispute between the Company and the Members or among the Members results in litigation or arbitration, the prevailing party will be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including, without limitation, reasonable attorneys' fees and expenses. In addition to the foregoing award for attorneys' fees, the prevailing party will be entitled to its attorneys' fees incurred in any post-judgment proceedings to enforce any judgment. The provisions set forth in this Section will survive the merger of these provisions into any judgment.

17.17 Time is of the Essence. All dates and times in this Agreement are of the essence.

17.18 Remedies Cumulative. The remedies under this Agreement are cumulative and do not exclude any other remedies to which any Person may be lawfully entitled.

17.19 Special Power of Attorney.

(a) Attorney In Fact. Each Member grants the Managers a special power of attorney irrevocably making, constituting, and appointing the Managers as the Member's attorney in fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge and deliver and swear to in the execution, acknowledgment, delivery and filing of the following documents:

Assignments of Membership Interest or other documents of transfer to be delivered in connection with the purchase or other transfer of a Membership Interest pursuant to Sections 8.8, 8.9, 8.10 or 11.2; or

Any other instrument or document that may be reasonably required by the Managers in connection with any of the foregoing or to reflect any reduction in the Member's Capital Account, Percentage Interest, Economic Interest or Membership Interest.

(b) Irrevocable Power. The special power of attorney granted pursuant to this Section (i) is irrevocable, (ii) is coupled with an interest, and (iii) will survive a Member's death, incapacity or dissolution.

(c) Signatures. The Managers may exercise the special power of attorney granted in this Section by the signature or a facsimile signature of any Manager.

17.20 Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managers deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

17.21 Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to remedy the injury fully. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

17.22 Consent of Spouse. Within ten (10) days after any individual becomes a Member or a Member marries, such Member shall have his or her spouse execute a Consent of Spouse in the form and content attached hereto as Schedule B. The signature of a spouse who is not a Member may not be construed as making that spouse a Member or as imposing on that spouse any responsibility for any Company obligation but merely as recording that spouse's consent to the execution by his or her spouse of this Agreement and to all of its terms and conditions to the extent that community property interests, if any, may be involved.

17.23 Recitals. The Members agree that the Recitals set forth on the first page are true and correct and are incorporated herein by reference.

ARTICLE 18

DEFINITIONS

When used in this Agreement, the following terms have the meanings set forth below (all terms used in this Agreement that are not defined in this Article have the meanings set forth elsewhere in this Agreement):

18.1 "Act" means the Limited Liability Company Act, codified in the Delaware Corporations Code, Section 18-101 et seq. as amended from time to time.

18.2 "Adjusted Capital Account Deficit" shall mean the deficit balance, if any, in such Member's Capital Account, as applicable, as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

18.3 "Affiliate" means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

18.4 "Agreement" means this Third Amended and Restated Limited Liability Company Agreement, as originally executed and amended from time to time.

18.5 "Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

18.6 "Award Agreement" has the meaning set forth in Section 2.3(a).

18.7 "Bankruptcy" means:

(a) the filing of an application by a Member for his, her or its consent to the appointment of a trustee, receiver, or custodian of his, her or its other assets;

(b) the entry of an order for relief with respect to a Member in proceedings

under the United States Bankruptcy Code, as amended or superseded;

(c) the making by a Member of a general assignment for the benefit of creditors;

(d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the Person appointed are dismissed within 90 days; or

(e) the failure by a Member generally to pay his, her, or its debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his, her, or its inability to pay his, her, or its debts as they become due.

18.8 "BBA" has the meaning set forth in Section 13.1.

18.9 "BBA Procedures" has the meaning set forth in Section 13.3(a).

18.10 "Capital Account" means with respect to any Member the capital account which the Company establishes and maintains for such Member under Section 3.3.

18.11 "Capital Contribution" means the total value of cash and fair market value of property (including promissory notes or other obligation to contribute cash or property) contributed and/or services rendered, or to be rendered to the Company by Members.

18.12 "Certificate of Formation" means the Certificate of Formation for the Company originally filed with the Secretary of State, including any amendments.

18.13 "CF Platform" has the meaning set forth in Section 8.3

18.14 "Code" means the Internal Revenue Code of 1986, as amended, the provisions of succeeding law, and to the extent applicable, the Regulations.

18.15 "Company" means American Ultimate Disc League, LLC, a Delaware limited liability company.

18.16 "Company Minimum Gain" has the meaning of "Partnership Minimum Gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

18.17 "Competitor" has the meaning set forth in Section 11.8(a)(i).

18.18 "Conversion" has the meaning set forth in the American Ultimate Disc League, LLC 2019 Convertible Debenture which refers to the automatic conversion of the Liquidation Amount into the number of fully paid and non-assessable Series A Common Units of Membership Interest in the Company upon a Qualified Equity Financing at a conversion price which equals to 80% of the price per unit paid by the purchasers of units of Membership Interest in such Qualified Equity Financing.

18.19 "Corporations Code" means the Delaware Corporations Code.

18.20 "Co-Sale Notice" has the meaning set forth in Section 10.2.

18.21 "Co-Sale Right" has the meaning set forth in Section 10.1.

18.22 "Co-Sale Transferee" has the meaning set forth in Section 10.1.

18.23 "Debenture" means one of the convertible debentures (collectively, the "Debentures") as referred to in, and delivered in connection with, that certain 2019 Convertible Debenture Purchase Agreement, as amended, executed by Company and the purchaser of the Debenture.

18.24 "Depreciation" for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for that year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of the Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to that different Gross Asset Value (as originally computed) as the Federal income tax depreciation, amortization, or other cost recovery deduction for that Fiscal Year or other period bears to the adjusted tax basis (as originally computed); provided, however, that if the Federal income tax depreciation, amortization or other cost recovery deduction for the applicable year or period is zero, Depreciation shall be determined with reference to the Gross Asset Value (as originally computed) using any reasonable method selected by the Managers.

18.25 "Dissociation Event" means, with respect to any Member, one or more of the following: (a) the Bankruptcy of the Member, (b) the filing of an action by a Member seeking a decree of judicial dissolution pursuant to the Act, or (c) an attempted or actual transfer of an Interest which is either (i) not in compliance with the provisions of Section 8.9, or (ii) would result in a transfer that is not permitted under Section 8.5.

18.26 "Dissolution Event" shall have the meaning ascribed to that term in Section 14.1.

18.27 "Distributable Cash" means the amount of cash which the Managers reasonably deem available for distribution, taking into account all Company debts, liabilities, and obligations of the Company then due, amounts which the Managers deem necessary to place into reserves for customary and usual expenses with respect to the Company's business, and anticipated development, improvement, repairs and maintenance of Company assets.

18.28 "Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company, and whether by liquidating distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units or Unit Equivalents; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company.

18.29 "Divorced Member" has the meaning set forth in Section 8.10.

18.30 "Drag-Along Member" has the meaning set forth in Section 9.1.

18.31 "Drag-Along Sale" has the meaning set forth in Section 9.1.

18.32 "Dragging Members" has the meaning set forth in Section 9.1.

18.33 "Economic Interest" means a Member's or Economic Interest Owner's share of the Company's Net Profits, Net Losses, and distributions of the Company's assets pursuant to this Agreement and the Act, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or any right to information concerning the business and affairs of Company. Unless otherwise provided in this Agreement, Economic Interest Owner's Economic Interest in the Company's Net Profits, Net Losses, and distributions will be the Economic Interest Owner's Percentage Interest as defined in Section 18.62.

18.34 "Economic Interest Owner" means the owner of an Economic Interest who is not a Member.

18.35 "Effective Date" has the meaning set forth in the opening paragraph.

18.36 "Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

18.37 "Event of Divorce" has the meaning set forth in Section 8.10.

18.38 "Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

18.39 "Fiscal Year" means the Company's fiscal year, which is the calendar year.

18.40 "Former Member" means a Member who withdraws from the Company or Member subject to a Dissociation Event, as applicable.

18.41 "Governmental Authority" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

18.42 "Gross Asset Value" means, with respect to any Company property, the property's adjusted basis for Federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any property contributed by a Member to the Company shall be the gross fair market value of such property, as determined by the contributing Member and Managers;

(b) The Gross Asset Values of all Company property shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (i) the acquisition of an additional Membership Interest in the Company by any new or existing

Member in exchange for more than a *de minimis* Capital Contribution or in connection with the transfer or vesting of a compensatory interest, but only if transfer or vesting results in the service provider recognizing income under Code Section 83 (or would result in such recognition if the interest had a fair market value other than zero); (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(c) The Gross Asset Value of any Company property distributed to any Member shall be adjusted to equal the gross fair market value of such property on the date of distribution as determined by the Managers and the Member receiving the distribution;

(d) If an election under Code Section 754 has been made, the Gross Asset Value of Company property, as the case may be, shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that those adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Value shall not be adjusted pursuant to this subsection (d) to the extent that the Managers of the Company determine that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of property has been determined or adjusted hereby, that Gross Asset Value shall thereafter be determined by taking into account all adjustments for Depreciation, if any, taken with respect to that property for purposes of computing Net Profits and Net Losses.

18.43 "HFJA" has the meaning set forth in Section 17.1.

18.44 "Incentive Liquidation Value" means, as of the date of determination and with respect to the relevant new Incentive Units to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 7.1, if, immediately prior to the issuance of the relevant new Incentive Units, the Company sold all of its assets for Fair Market Value and immediately liquidated, the Company's debts and liabilities were satisfied, and the proceeds of the liquidation were distributed pursuant to Section 14.5.

18.45 "Incentive Member" means a Member holder Incentive Units (whether Restricted or Unrestricted).

18.46 "Incentive Membership Interest" means a Membership Interest in the Company issued pursuant to an Award Agreement, that includes all rights, preferences, and privileges of a Membership Interest including, without limitation, the right to vote, and.

18.47 "Incentive Plan" has the meaning set forth in Section 2.3(a).

18.48 "Interest" means either a Membership Interest or Economic Interest as the context requires.

18.49 "Interest Holder" means a person who is a Member or Economic Interest Owner, as the context requires.

18.50 "Lender" has the meaning set forth in Section 3.6.

18.51 "Liquidation Amount" means the sum of (i) the portion of the principal amount of a Debenture then outstanding plus (ii) all accrued but unpaid interest at the time of the Conversion.

18.52 "LLC Agreement" has the meaning set forth in the Recitals.

18.53 "Losses" has the meaning set forth in Section 15.6.

18.54 "Majority Interest" means the vote of one or more Voting Members which taken together exceed 50% of the aggregate of all outstanding Series A Common Units, Series C Common Units, and Incentive Units.

18.55 "Manager" or "Managers" means one or more Managers. Specifically, "Managers" means Robert Lloyd, Karen E. Steadman, and Steven Hall, or any other Person that succeeds any of them in that capacity. Where the Managers are authorized or directed to act, the Managers shall act only by a majority in number of the Managers.

18.56 "Member" means each Person who is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Certificate of Formation or this Agreement, or is an assignee who has become a Member in accordance with Article 8, and who has not withdrawn or, if other than an individual, dissolved, or otherwise become an Economic Interest Owner.

18.57 "Membership Interest" means a Member's entire interest in the Company including the Member's Economic Interest, the right to vote on or participate in the management, if any, and the right to receive information concerning the business and affairs of the Company.

18.58 "Member Nonrecourse Debt" has the meaning of "Partner Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

18.59 "Member Nonrecourse Deductions" has the meaning of "Partnership Nonrecourse Deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2)

18.60 "Net Profits" and "Net Losses" means, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a) All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) will be included in computing taxable income or loss;

(b) Any tax-exempt income of the Company, not otherwise taken into account in computing taxable income or loss, will be included in computing Net Profits or Net Losses;

(c) Any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such under Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profits or Net Losses, will be subtracted from taxable income or loss;

(d) Gain or loss resulting from any taxable disposition of Company property will be computed by reference to the book value as adjusted under Regulations Section 1.704-1(b) (for purposes of this definition "adjusted book value") of the property disposed of, even though the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(e) In lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, depreciation will be computed based upon the adjusted book value of the asset; and

(f) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 6.2 will not be taken into account in computing Net Profits or Net Losses.

18.61 "Nonrecourse Liability" has the meaning in Regulations Section 1.752-1(a)(2).

18.62 "Offering" has the meaning set forth in Section 4.5

18.63 "Partnership Representative" has the meaning set forth in Section 13.1.

18.64 "Percentage Interest" means the percentage of a Member or Economic Interest Owner set forth opposite the name of that Person under the column "Company Percentage Interest" in Schedule A, as the percentage may be adjusted from time to time pursuant to the terms of this Agreement to reflect the share of Net Profits and Net Losses allocated to each Member and Economic Interest Owner.

18.65 "Permitted Transfer" has the meaning set forth in Section 8.5.

18.66 "Person" means an individual, general partnership, limited partnership, limited liability company, corporation, trust, estate, real estate investment trust, or any other association or business entity.

18.67 "Prime Rate" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

18.68 "Professional Rules" has the meaning set forth in Section 17.1

18.69 "Profits Interest" has the meaning set forth in Section 2.3(d).

18.70 "Profits Interest Hurdle" means an amount set forth in each Award Agreement reflecting the Incentive Liquidation Value of the relevant Incentive Units at the time that the subject Units are issued.

18.71 "Proposed Regulations" means, unless the context clearly indicates otherwise, the proposed regulations issued by the United States Department of Treasury by its authority under the Code.

18.72 "Proposed Transferee" has the meaning set forth in Section 9.1.

18.73 "Purchase Price" has the meaning set forth in Section 11.3.

18.74 "Qualified Equity Financing" has the meaning set forth in the Debenture which refers to the final closing of a transaction or series of transactions pursuant to which Company issues and sells (i) Series A Common Units, (ii) Series B Common Units, or (iii) any new series of Common Units of Membership Interests created after the date of the Debenture, for aggregate cash proceeds of not less than $500,000 (excluding the value of all securities and all indebtedness that is converted into Membership Interests or otherwise cancelled in consideration for the issuance of such Membership Interests) with the principal purpose of raising capital.

18.75 "Qualified Member" has the meaning set forth in Section 12.2.

18.76 "Qualifying Incentive Units" has the meaning set forth in Section 7.5(b).

18.77 "Regulations" means, unless the context clearly indicates otherwise, the regulations currently in force as final or temporary, issued by the United States Department of Treasury by its authority under the Code.

18.78 "Remaining Members" means, in the event of the resignation or withdrawal of a Series A Member, all of the Series A Members other than the Series A Member subject to such resignation or withdrawal.

18.79 "Restricted Incentive Units" has the meaning set forth in Section 2.3(b).

18.80 "Sale" has the meaning set forth in Section 10.1.

18.81 "Schedule of Members" as the meaning set forth in Section 2.1.

18.82 "Secretary of State" means the Delaware Secretary of State and its delegates responsible for the administration of the Act.

18.83 "Securities Act" has the meaning set forth in Section 8.3 hereof.

18.84 "Selling Majority" has the meaning set forth in Section 10.1.

18.85 "Series A Common Units" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights with respect to a Series A Membership Interest.

18.86 "Series A Member" means a Member owning Series A Common Units.

18.87 "Series A Membership Interest" means a Membership Interest in the Company that includes all rights, preferences, and privileges of a Membership Interest, including, without limitation, the right to vote.

18.88 "Series A Percentage Interest" means the proportion that a Series A Member's Series A Common Units bears to all outstanding Series A Common Units.

18.89 "Series B Common Units" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights with respect to a Series B Membership Interest.

18.90 "Series B Member" means a Member owning Series B Common Units.

18.91 "Series B Membership Interest" means a Membership Interest in the Company that includes all rights, preferences, and privileges of a Membership Interest other than the right to vote.

18.92 "Series C Common Units" means the Units having the privileges, preferences, duties, liabilities, obligations, and rights with respect to a Series C Membership Interest.

18.93 "Series C Member" means a Member owning Series C Common Units.

18.94 "Series C Membership Interest" means a Membership Interest in the Company that includes all rights, preferences, and privileges of a Membership Interest including, without limitation, the right to vote.

18.95 "Series C Percentage Interest" means the proportion that a Series C Member's Series C Common Units bears to all outstanding Series C Common Units.

18.96 "Tax Matters Partner" has the meaning set forth in Section 13.1

18.97 "Territory" has the meaning set forth in Section 11.8(a)(i).

18.98 "Trustees" has the meaning set forth in Section 17.1.

18.99 "Unit" means a unit representing a fractional part of the Membership Interests of the Members, and includes all types, classes, and series of Units, including the Series A Common Units, the Series B Common Units, Series C Common Units, and Incentive Units; *provided*, that any type, class, or series of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement, and the Membership Interests represented by such type, class, or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

18.100 "Unit Equivalents" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

18.101 "Unrestricted Incentive Units" has the meaning set forth in Section 2.3(b).

18.102 "Voting Member" means a Member holding Series A Common Units, Series C Common Units, and/or Incentive Units.

18.103 "Voting Percentage Interest" means the percentage determined by dividing the total number of Voting Units held by a Member by the aggregate number of Voting Units then outstanding.

18.104 "Voting Units" means Series A Common Units, Series C Common Units, and Incentive Units.

[*Signature page follows*]

IN WITNESS WHEROF, this Fifth Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, is executed as of the Effective Date by the Managers and the undersigned Members representing a Majority Interest.

MANAGERS:

Rob Lloyd

ROBERT LLOYD

Karen Steadman

KAREN E. STEADMAN

Steven Hall

STEVEN K. HALL

MEMBERS:

Ultimate Xperience Ventures, LLC,
a California limited liability company

By: Rob Lloyd
Robert Lloyd, Manager

By: Karen Steadman
Karen E. Steadman, Manager

Voting Percentage Interest: 29.315%[1]

2007 Steadman Lloyd Family Trust

By: Rob Lloyd
Robert Lloyd, Trustee

By: Karen Steadman
Karen E. Steadman, Trustee

Voting Percentage Interest: 32.737%

[1] NTD: Majority Interest per its definition is determined by the Voting Units and Voting Percentage which only include the units of Series A Units and Incentive Units prior to the issuance of Serie C without counting Series B since it is non-voting.

Schedule A

SCHEDULE OF MEMBERS and MANAGERS

Series A Member Name	Member Address	Series A Percentage Interest	Company Percentage Interest
Ultimate Xperience Ventures, LLC	60 S. Market Street, Suite 1400 San Jose, CA 95113 Attn: Lloyd A. Schmidt	32.670%	28.546%
Joshua M. Moore		3.630%	3.171%
Ultimate Investments and Holdings LLC	101 California Street, 5th Floor San Francisco, California 94111	24.000%	20.976%
2007 Steadman Lloyd Family Trust	60 S. Market Street, Suite 1400 San Jose, CA 95113 Attn: Lloyd A. Schmidt	36.484%	31.878%
Matt Johnston		3.216%	2.81%

Series B Member Name	Member Address	Series B Percentage Interest	Company Percentage Interest
251 Series B Members	N/A	100%	2.62%

Schedule A

SCHEDULE OF MEMBERS and MANAGERS

MANAGER INFORMATION

Manager Name	Manager Address
Robert Lloyd	60 S. Market Street, Suite 1400 San Jose, CA 95113 Attn: Lloyd A. Schmidt
Karen E. Steadman	60 S. Market Street, Suite 1400 San Jose, CA 95113 Attn: Lloyd A. Schmidt
Steven K. Hall	3845 Arborway Charlotte, NC 28211

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SCHEDULE B

CONSENT OF SPOUSE

The undersigned, a spouse of a Member to the foregoing Third Amended and Restated Limited Liability Company Agreement of American Ultimate Disc League, LLC, a Delaware limited liability company, acknowledge on my own behalf that:

(a) I have read the foregoing Agreement and I know its contents.

(b) I am aware that by its provisions my spouse grants the Company and the other Members a right of first refusal to purchase all of his/her Membership Interest, including my community interest, if any.

(c) I approve the provisions of the Agreement and consent to the sale of his or her Membership Interest including my community or marital interest, if any, in accordance with the provisions of the Agreement, and agree that such Membership Interest is subject to the provisions of the Agreement and that I will take no action at any time to hinder operations of the Company or any provision of the Agreement on such Membership Interest.

(d) My spouse has full power of management of his/her Membership Interest, including any portion that may be community or marital property, and has the full power and rights, without further approval from me, to execute any amendment to the foregoing Agreement and to sell, transfer encumber, vote and deal in any manner with such Membership Interest, or any portion.

(e) I have either been advised by legal counsel of my own choice as to the significant effect which signing this Agreement has on my property rights or have freely chosen not to seek such advice; and I consent to and agree to be legally bound by the terms of the above Agreement and this Consent of Spouse.

Dated: ____________________

____
(Sign Name)

____
(Print Name)

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CONSENT OF SPOUSE

The undersigned, a spouse of a Member to the foregoing Third Amended and Restated Limited Liability Company Agreement ("Agreement") of American Ultimate Disc League, LLC, a Delaware limited liability company ("Company"), acknowledge on my own behalf that:

(a) I have read the foregoing Agreement and I know its contents.

(b) I am aware that by its provisions my spouse grants the Company and the other Members a right of first refusal to purchase all of his/her Membership Interest, including my community interest, if any.

(c) I approve the provisions of the Agreement and consent to the sale of his or her Membership Interest, including my community or marital interest, if any, in accordance with the provisions of the Agreement, and agree that such Membership Interest is subject to the provisions of the Agreement and that I will take no action at any time to hinder operations of the Company or any provision of the Agreement on such Membership Interest.

(d) My spouse has full power of management of his/her Membership Interest, including any portion that may be community or marital property, and has the full power and rights, without further approval from me, to execute any amendment to the foregoing Agreement and to sell, transfer encumber, vote and deal in any manner with such Membership Interest, or any portion.

(e) I have either been advised by legal counsel of my own choice as to the significant effect which signing this Agreement has on my property rights or have freely chosen not to seek such advice; and I consent to and agree to be legally bound by the terms of the above Agreement and this Consent of Spouse.

Dated: ____________________

____
(Sign Name)

____
(Print Name)

FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF AMERICAN ULTIMATE DISC LEAGUE, LLC A DELAWARE LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.
